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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933


(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of Issuer:

Luciano Media Issuer LLC

Legal status of Issuer:

> *Form:*
>
> Limited Liability Company
>
> *Jurisdiction of Incorporation/Organization:*
>
> Delaware
>
> *Date of Organization:*
>
> April 11, 2025

Physical Address of Issuer:

1315 Brannon Bridge Circle, Millsap, Texas, 76066, United States

Website of Issuer:

https://www.skool.com/@nick-luciano-6577

Is there a Co-Issuer? __ *Yes* _X_ *No*

Name of Intermediary through which the Offering will be Conducted:

Crowdsurf Funding Portal LLC

CIK Number of Intermediary:

0001951877

SEC File Number of Intermediary:

007-00395

CRD Number of Intermediary:

324301

Name of qualified third-party "Escrow Facilitator" which the Offering will utilize:

North Capital Private Securities Corporation (acting solely as escrow facilitator; all investor funds will be deposited in a segregated escrow account at TriState Capital Bank, the escrow agent and FDIC-insured depository institution)

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the Offering, the Issuer shall pay to the Intermediary (i) a cash fee of ten percent (10%) of the total amount raised in the Offering, and (ii) a fee of two percent (2%) of the number of Securities sold in the Offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

N/A

Type of Security Offered:

Units of Class A Membership Interest

Target Number of Securities to be Offered:

350

Price (or Method for Determining Price):

$100 per Unit of Class A Membership Interest

Target Offering Amount:

$35,000.00

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Intermediary's discretion

Maximum Offering Amount (if different from Target Offering Amount):

$140,000.00

Deadline to reach the Target Offering Amount:

December 31, 2025

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:

A financial summary of the Company is presented below followed by a summary of Luciano Media LLC.

	As of April 11, 2025 *	Prior fiscal year-end (2023)*
Total Assets	0	N/A
Cash & Cash Equivalents	0	N/A
Accounts Receivable	0	N/A
Short-term Debt	0	N/A
Long-term Debt	0	N/A
Revenues/Sales	0	N/A
Cost of Goods Sold**	0	N/A
Taxes Paid	0	N/A
Net Income	0	N/A

* The Company was formed on April 11, 2025, and as such, there are no prior period financials.

	Most recent fiscal year-end (2024)*	Prior fiscal year-end (2023)*
Total Assets	$295,803	$172,074
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$248,182	$98,888
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$93,905	$92,963
Cost of Goods Sold**	$63,683	$19,544
Taxes Paid	$263	$232
Gross Profit	$295,804	$172,074

* The above reflects those of Luciano Media LLC, the Manager to the Company. These figures are based upon reviewed, unaudited financials.

** Cost of Revenues

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands.

July 23, 2025

FORM C

LUCIANO MEDIA ISSUER LLC

Up to $140,000.00
in

Units of Class A Membership Interest

Luciano Media Issuer LLC (the "*Company*," "*Issuer*," "*we*," "*us*," or "*our*"), is offering a minimum amount of $35,000.00 (the "*Target Offering Amount*") and up to a maximum amount of $140,000.00 (the "*Maximum Offering Amount*") in Units of Class A Membership Interest at a purchase price of $100.00 per membership interest (the "*Securities*"); on a best efforts basis as described in this Form C (this **"Offering"**). The Target Offering Amount and Maximum Offering Amount do not include the investor processing fee total for all investments. The Company must raise an amount equal to or greater than the Target Offering Amount by December 31, 2025 (the "*Offering Deadline*"). Unless the Company receives investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Potential purchasers of the Securities are referred to herein as "*Investors*" or "*you*". The rights and obligations of Investors with respect to the Securities are set forth below in the section titled "*The Offering and the Securities—The Securities*". In order to purchase the Securities, you must complete the purchase process through our intermediary, Crowdsurf Funding Portal LLC (the "*Intermediary*"). All committed funds will be held in escrow with North Capital Private Securities Corporation (the "*Escrow Facilitator*") which in turn maintains the escrow account at TriState Capital Bank (the "Escrow Bank") in Pittsburgh, PA, until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*" BEGINNING ON PAGE 13.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW FACILITATOR AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW FACILITATOR

NORTH CAPITAL PRIVATE SECURITIES CORPORATION, THE ESCROW FACILITATOR SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. INVESTOR FUNDS ARE NOT RETAINED BY NORTH CAPITAL; THEY ARE DEPOSITED WITH TRISTATE CAPITAL BANK, WHICH FUNCTIONS AS THE ESCROW AGENT UNDER THE PARTIES' ESCROW AGREEMENT.THE ESCROW FACILITATOR MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW FACILITATOR'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Bad Actor Disclosure

Neither the Company, nor their controlling persons, are subject to any bad actor disqualifications under any relevant U.S. securities laws.

Neither the Company, nor their controlling persons, are subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the U.S. Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at:
https://www.skool.com/@nick-luciano-6577.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Eligibility

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "***Exchange Act***") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "***Investment Company Act***") (15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "***Securities Act***") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Updates

Updates on the status of this Offering may be found at: https://app.crowdsurf.xyz/campaign/nick-luciano

The date of this Form C is July 23, 2025.

TABLE OF CONTENTS

Exhibit A:	Offering Statement
Exhibit B:	Financial Statements
Exhibit C:	Offering Page on Intermediary's Portal
Exhibit D:	Subscription and Joinder Agreement
Exhibit E:	Operating Agreement
Exhibit F	Pledge and Purchase Option Agreement
Exhibit G:	Video Transcript
Exhibit H:	Testing the Waters Material

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than the Intermediary has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company.

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C, or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C, or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C. This summary may not contain all of the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Luciano Media Issuer LLC (the "***Company***") is a limited liability company formed in the state of Delaware on April 11, 2025, and is managed by Luciano Media LLC, a Texas limited liability company ("***Luciano Media***" or the "***Manager***"). The Company's purpose is to own, maintain and enforce certain payment obligations (the "***Rights***") pertaining to certain revenue generated by Nicholas Luciano (the "***Founder***") and/or his loan out company, Luciano Media LLC (the "***Loan Out Company***," and together with the Founder, the "***Founder Group***"). For the avoidance of doubt, the Loan Out Company is also the Company's Manager.

The Company's sole source of revenue will be derived from the Founder Group's activities pursuant to the terms of the Pledge and Purchase Option Agreement (the "***PPO Agreement***"). The Company, upon exercise of the ***Option*** (defined below), will be entitled to be distributed a certain portion of the ***Founder Revenue*** (defined below) attributable to the ***Founder Activities*** (defined below), if and when such revenues are generated, which in turn will be distributed, in part, to the holders of the Securities. Thus, the Class A Units may generate periodic revenue and have the potential to increase in value as Founder's career progresses.

A description of our business plan can be found in the section of this Form C titled '*BUSINESS*' and on the Company's profile page on the Intermediary's website under https://app.crowdsurf.xyz/campaign/nick-luciano, which is attached as **Exhibit C to this Form C.**

FOR THE AVOIDANCE OF DOUBT, NO ASSETS (REAL OR PERSONAL, TANGIBLE OR INTANGIBLE, INCLUDING CASH) OF THE COMPANY, OWNED OR HELD BY THE COMPANY, WHETHER OWNED OR HELD BY THE COMPANY AT THE DATE OF ITS FORMATION OR THEREAFTER ACQUIRED SHALL BE DEEMED TO BE OWNED BY ANY INVESTOR INDIVIDUALLY, BUT SHALL BE OWNED BY, AND TITLE SHALL BE VESTED SOLELY IN, THE COMPANY.

The Company is located at 1315 Brannon Bridge Circle Millsap TX 76066, United States

The Company's website is available at: https://www.skool.com/@nick-luciano-6577.

The Company conducts business through the internet throughout the United States and internationally.

The Offering

Minimum Amount of the Securities Offered	$35,000.00
Name of Securities	Class A Membership Interests
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	350
Maximum Offering Amount	$140,000.00
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	1,400
Price Per Security	$100.00*
Minimum Individual Purchase Amount	$100.00+
Maximum Individual Purchase Amount	Unlimited (subject to Regulation CF limits)
Offering Deadline	December 31, 2025
Use of Proceeds	See the description of the use of proceeds on page 23 hereof.
Voting Rights	See the description of the voting rights on page 32.

+ Includes both the Minimum Individual Purchase Amount and the Investor Processing Fee. The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and the Manager is just beginning to implement our business plan. There can be no assurance that we will ever generate sufficient revenues to make distributions to our Investors. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

There is no assurance that the Company will be able to continue as a going concern.

Our independent registered public accounting firm has indicated that our current liquidity position raises substantial doubt about our ability to continue as a going concern. The Company has generated no revenue and has accumulated losses since inception. As such, the Company's continuation as a going concern is currently dependent upon the proceeds from this offering. Although the Company anticipates the proceeds from the Offering will provide sufficient liquidity to meet its operating commitments, there is no guarantee the Company will be successful in achieving this objective. If the Company does not generate sufficient liquidity, it will not be able to continue as a going concern, which would cause the Securities to lose value.

Our revenue payment scheme is complex, and it is difficult to estimate the amount payable under the Pledge and Purchase Option Agreement.

The Company is a party to that certain Pledge and Purchase Option Agreement (defined below) under which it will acquire certain payment obligation rights in consideration, in part, for making substantial payments to the Founder Group. We believe that under the Pledge and Purchase Option Agreement, and relevant statutes, digital content streaming platforms, on-demand content platforms, and other media outlets are required to pay royalties to copyright owners, including the Founder Group, in order to stream content. The determination of the amount and timing of such payments is complex and subject to a number of variables, including the revenue generated, the type of content streamed and the country in which it is streamed, the service tier such content is streamed on, identification of the appropriate license holder, size of user base, other platform specific metrics, and any applicable advertising fees and discounts, among other variables. Additionally, there may be other certain arrangements whereby royalty costs are paid in advance or are subject to minimum guaranteed amounts. An accrual is estimated when actual royalty costs to be incurred during a contractual period are expected to fall short of the minimum guaranteed amount. The Company is not a party to any such agreements and has no ability to enforce or control the outcome of any disputes relating thereto. Failure on the part of others, including the Founder Group, to accurately collect royalties may adversely affect our business, operating results, and financial condition.

The Company's sole source of revenue will be derived from the Founder Group's earnings.

The Company will rely on the Founder's current fan base and its ability to attract new fans to watch and share new content to increase total streams, which equates, indirectly, to potentially greater revenue for Investors. Since audience appeal depends on critical reviews and changing public taste, predicting size, engagement, and loyalty of the Founder's fan base can be unpredictable. The success of the Company is directly correlated with the success and adoption of the Founder's content among digital streaming platforms, on-demand content platforms and other media outlets, and their end users.

We have access to limited and potentially incomplete historical performance and earnings data for the Founder Group.

The Company has limited due diligence information relating to the Founder Group's historical performance and no such information is being made available to Investors in the Offering. Moreover, we have little information signaling the likelihood of the long-term performance of the Founder Group's existing content and other professional, revenue-generating activities, and the potential revenue payments to be derived therefrom. As a result, any revenue payments derived from the Founder Group's content and other activities may generate lower revenue than we anticipate.

Although the proceeds from the Offering are intended to benefit the Founder Group, the Founder Group is not obligated to use those proceeds in a manner that benefits the Company or otherwise accretes value to the Investors.

Excluding costs associated with this Offering, the Offering does not specify how the proceeds from this Offering will be used other than funding the Management Services and Expense Agreement. The Manager has complete discretion to determine how the Offering Proceeds are used to pay the Founder, including the timing of such payments. The Manager may determine to pay the entirety of such proceeds to the Founder up front, without inquiring into whether such payments are being used in a manner intended to increase returns for the Company or the Investors.

Cash received from the revenue payments derived from the Founder Group's content will depend upon the continued popularity of the Founder, and we do not have any right to require the Founder Group to take any actions to attract or maintain or otherwise generate revenue payments.

All of the Founder Revenue (defined below) is contingent on continued popularity of the Founder and is not guaranteed. The Founder Group has a limited obligation to take any action to promote the Founder's content. There is no guarantee that the Founder Group will promote the Founder's content or otherwise attempt to popularize it beyond its initial contractual obligation. In addition, even if the Founder Group continues to promote the Founder's content, there is no guarantee that such activities will increase the value of the content and total Founder Revenue accordingly. As a result, we cannot ensure that the Founder Group's content will be popular and, if popular, continue to be popular and generate revenue payments.

The valuation of the expected revenue payments requires us to make material assumptions that may ultimately prove to be incorrect. In such an event, we could suffer significant losses that could materially and adversely affect our results of operations.

Our only asset is the Option (defined below), which, if exercised, entitles the Company to distributions of a certain portion of the Founder Revenue (defined below) attributable to the Founder Activities (defined below). This asset's fair market value has been assessed arbitrarily by our Manager as there is currently no active market where we are able to observe quoted prices for identical assets. As a result, our valuation of our assets incorporates significant input that is not observable. The fair value of future expected revenue payments is determined by measuring expected returns and anticipated length of the popularity of the Founder Group and its content. However, the valuation of the expected revenue payments upon exercise of the Option is highly speculative due to the heavily subjective nature of identifying comparable content creators and is inherently difficult due to the uniqueness of the content and limited number of available comparable content creators.

The Company's success depends on the experience and skill of the Founder, both for the success of the business as well as the management of the Manager.

We are entirely dependent on the Founder, both in terms of his capability to generate revenues for the underlying business and management of the Manager. The Founder's performance of the responsibilities directly impacts, whether positively or negatively, the Company's business, financial condition, cash flow and results of operations.

Although the Company is dependent on the Founder Group, the Founder owes no fiduciary duty to the Company and any fiduciary duties owed to the Company and you by the Founder Group have been waived.

Since the Founder is neither a manager nor an officer of the Company, Founder owes no fiduciary obligations to either the Company or you. In addition, pursuant to the Company's Operating Agreement, annexed hereto as **Exhibit E**, the Company and its Members waive any fiduciary duties owed by the other Members, including the Manager. As a result, neither the Company nor you may have any direct recourse against the Founder Group, whether under the Pledge and Purchase Option Agreement, under the securities laws, or otherwise, related to fiduciary duties.

Although dependent on the Founder, the Company does not have any key person life insurance policies on the Founder or any other people.

We are dependent on the Founder in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations.

Damage to our reputation and that of our Manager or the Founder could negatively impact on our business, financial condition and results of operations.

Our reputation is critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes investor loyalty to our Founder could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

<u>**Risks Related to the Offering**</u>

The Issuer could potentially be found to have not complied with securities law in connection with this Offering related to a Reservation Campaign (also known as "Testing the Waters").

Prior to filing this Form C, the Issuer engaged in a reservation campaign (also known as "***Testing the Waters***") permitted under Regulation Crowdfunding (17 CFR 227.206), which allows issuers to communicate to determine whether there is interest in the offering. All communication sent is deemed to be an offer of securities for purposes of the antifraud provisions of federal securities laws. Any Investor who expressed interest prior to the date of this Offering should read

this Form C thoroughly and rely only on the information provided herein and not on any statement made prior to the Offering. The communications sent to Investors prior to the Offering are attached as **Exhibit G** Some of these communications may not have included proper disclaimers required for a Reservation Campaign.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close (also known as a rolling close) of the Offering can occur, which will allow the Company to draw down on Investor proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the

Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

Ownership of the Securities provides Investors with an equity interest in a limited liability company that solely holds certain contractual rights and obligations related to the Founder Group and its revenue.

The Company does not intend to make any other material capital expenditure in the future. Thus, the Securities do not entitle holders to an ownership interest in any particular intellectual property work or other content creator nor do they represent an interest in any royalty agreement, distribution agreement or other agreement, obligation or asset associated with any particular intellectual property work or artist besides that certain portion of the Founder Revenue (defined below) attributable to the Founder's activities subject to the Option under the Pledge and Purchase Option Agreement. Holders of the Securities may only receive revenue payments in connection with the Founder's activities pursuant to the Pledge and Purchase Option Agreement.

Payments of revenue to the Company depend on accurate and timely accountings to the Company by its Manager.

While the Company holds the expectation that it will receive from the Founder periodic payments of Pledged Interests pursuant to the Pledge and Purchase Option Agreement, the Company cannot guarantee this outcome. It is possible that the Founder may fail to timely distribute the Pledged Interests to the Company. In such a situation, any revenue payment the Company receives will be greatly reduced, and any corresponding distributions of such revenues paid to Investors will be comparably negatively impacted.

The revenue participation rights held by the Company are limited to agreements entered into prior to the end of a certain term.

While the rights held by the Company have a perpetual term, the Option does not extend to agreements entered into by the Founder after the Founder Activities Term has expired (ten years from the effective date of the PPO Agreement).

Holders of the Securities have no voting rights. As a result, holders of the Securities will not have any ability to influence the outcome of important transactions and decisions.

All decisions regarding the management and affairs of the Company will be made exclusively by the Manager, unless otherwise required by Delaware law. Accordingly, Investors should not invest in the Company unless such Investor is willing to entrust all aspects of the management of the Company to the Manager. Holders of the Securities will have no right or power to take part in the management of the Company and will have no voting right to vote upon matters of the company. As a result, Investors will not be able to take part in the management and affairs of the Company and will not be able to vote upon any matters of the Company.

The Securities will not be freely tradable under the Securities Act for at least one year from the initial issuance date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and it will likely not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation D. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will have limited inspection or information rights other than those required by law.

Investors will have limited inspection rights relating to the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

There is no present market for the Securities, and the price was not based on any independent third-party valuation or appraisal method.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. Holders of the Securities cannot be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

Risks Related to Compliance and Regulation

Absence of regulatory oversight.

The Company is not registered and does not expect to register as an investment company under the Investment Company Act of 1940, as amended (the "***Investment Company Act***"), and the Purchasers will not be afforded the protections of the Investment Company Act, such as oversight by a board of disinterested directors, affiliated transaction limitations, restrictions on borrowing and safeguards related to custody of the Company's assets.

The Manager is not registered as an investment advisor.

The Manager is not registered as an investment adviser und the Investment Advisers Act of 1940, as amended (the "***Advisers Act***"). However, to the extent that a Company asset is deemed to fall within the definition of a security under U.S. federal securities laws, our Manager may be subject to additional requirements under the Advisers Act. The Manager may be required to register as an investment adviser or may have to file annual reports an "exempt reporting adviser" under the Advisers Act. Registration as an investment adviser may result in extraordinary, recurring, and non-recurring expenses. So long as our Manager is not and will not be subject to any such investment adviser registration, investors will not have the benefit of investor protection and will not receive disclosure commensurate with that provided by registered entities.

We are not subject to regulatory oversight by any state or federal regulatory agency.

We are not subject to the periodic examinations to which, for example, consumer banks, commercial banks, and other financial institutions are. Consequently, our acquisition, financing and disposition decisions and our decisions regarding establishing the fair market value of our assets are not subject to periodic review by any governmental agency.

There may be additional risks which we are not aware of or that we cannot foresee.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all the risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

Luciano Media Issuer LLC (the "*Company*") is a limited liability company formed in the state of Delaware and is managed by Luciano Media LLC, a Texas limited liability company ("*Luciano Media*" or the "*Manager*"). The Company's purpose is to own, maintain, and enforce certain payment obligations derived from revenue generated by Nicholas Luciano (the "*Founder*") and/or his loan out company, Luciano Media LLC (together, the "*Founder Group*"). For clarity, the Loan Out Company also serves as the Manager of the Company.

The Founder is an entrepreneur and digital content creator best known for his comedic skits, country lifestyle videos, and viral content across platforms such as TikTok, YouTube, and Instagram. He rose to prominence with lip-sync and lifestyle content that reflects rural American culture, blending humor and relatability to capture a large and loyal following. As of this filing, Nick has amassed over 5 million followers across platforms. His content is uniquely positioned at the intersection of comedy, country life, and cultural trends—creating opportunities for both brand partnerships and original IP development.

Business Plan

The Company will sell the Securities to a user base of fans, community members, and supporters of the Founder's content. With the support of the Manager and the Founder Group, the Company will distribute a predetermined portion of the Founder Group's revenue to Investors pursuant to the Pledge and Purchase Option Agreement (the "*PPO Agreement*"), until the Company is dissolved in accordance with the Company's Operating Agreement, annexed hereto as **Exhibit E**. See "*TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST*" and "*BUSINESS – The Pledge and Purchase Option Agreement*" for more information.

Customer Base

The Founder's customer base primarily consists of young adult males and female aged 16 to 34, with a heavy concentration in the southern and midwestern United States, predominantly male audience with interests that align with his content offerings. This demographic is typically engaged towards individuals who appreciate humor and are active social media users that engage with TikTok, Instagram Reels, and YouTube Shorts. They are drawn to Founder's channels for content rooted in Americana, rural lifestyle, and working-class values. The audience's brand preferences lean toward workwear, country music, western brands, energy drinks, and culturally resonant products often associated with blue-collar or southern identity.

Company Revenue

For more information on the security being offered in this Offering, see "*THE OFFERING AND THE SECURITIES – The Securities*" herein.

FOR THE AVOIDANCE OF DOUBT, NO ASSETS (REAL OR PERSONAL, TANGIBLE OR INTANGIBLE, INCLUDING CASH) OF THE COMPANY, OWNED OR HELD BY THE COMPANY, WHETHER OWNED OR HELD BY THE COMPANY AT THE DATE OF ITS FORMATION OR THEREAFTER ACQUIRED, SHALL BE DEEMED TO BE OWNED BY ANY INVESTOR INDIVIDUALLY, BUT SHALL BE OWNED BY, AND TITLE SHALL BE VESTED SOLELY IN, THE COMPANY.

The Pledge and Purchase Option Agreement

The Company's sole source of revenue will be derived from the Pledge and Purchase Option Agreement (the "*Agreement*") dated June 25, 2025, among Nicholas Luciano (the "*Founder"*), Luciano Media LLC (the "*Loan-Out Company*"), and the Company. This Agreement creates the foundation for all potential returns to investors.

Option Structure: Under the Agreement, the Loan-Out Company has granted to Company an exclusive, irrevocable option (the "***Option***") to receive, acquire, and enforce an interest in all assets, payments, and economic interests assigned, transferred, or otherwise conveyed to the Company by Founder pursuant to the Pledge (the "***Revenue Percentage***") of up to ten percent (10%) (the "***Maximum Revenue Percentage***"). This option structure forms the core asset of the Company and the basis for potential distributions to investors.

The Option will not be exercised at any closing unless and until the Target Offering Amount of $35,000.00 is first achieved. Once the Target Offering Amount is met, the Option will be effective. Thereafter, on subsequent closings, additional portions of the Revenue Percentage will be irrevocably assigned to the Company on a pro rata basis, up to a total maximum of ten percent (10%), as described in Exhibit C to the Pledge and Purchase Option Agreement. If the Target Offering Amount is not achieved by the Offering Deadline, the Option will not be exercised, no rights to the Revenue Percentage will be assigned to the Company, and the Pledge and Purchase Option Agreement will terminate with no further effect.

Pledged Interests: The Agreement defines "***Pledged Interests***" broadly to capture multiple income streams related to the Founder's activities, including:

- Direct compensation earned from "Founder Start-ups" - entities formed by Founder during the Term
- Revenue from "Additional Qualified Activities" - activities generating direct compensation during the Term
- Qualified Investments made during the Term
- Proceeds from Qualified Sales of Founder Start-ups or Qualified Investments

Term and Duration: The Agreement has a 15-year term (the "***Term***"), with the Founder obligated to contribute qualifying revenue from activities occurring during the first 10 years. The Option shall remain in effect and enforceable for the duration of the Term and until all Pledged Interests have been fully realized and distributed.

<u>**Management Services and Expense Agreement**</u>

Payment Mechanics: The Option shall be deemed exercised, in whole or in part, at each closing of the Offering, only upon reaching the Target Offering Amount. The Company shall irrevocably assign, grant, and convey to Company an undivided fractional interest in the Revenue Percentage, up to the Maximum Revenue Percentage. The Revenue Percentage conveyed to the Company at each closing shall be calculated on a pro-rata basis relative to the total capital raised in the Offering.

Revenue Threshold: The Company shall only be entitled to receive distributions in any calendar year if the Loan-Out Company receives at least **US $60,000.00** in aggregate gross receipts attributable to the Pledged Interests during such year (the "***Annual Minimum Revenue Threshold***"). If the Annual Minimum Revenue Threshold is not met in a given year, no distributions shall be owed to the Company or Investors for that year.

Founder Obligations: The Founder has committed to using commercially reasonable efforts to cause all direct compensation earned during the Term from Founder Start-ups or Additional Qualified Activities to be assigned, transferred, and/or conveyed to the Company. The Founder has also agreed not to take any action to circumvent the spirit or structure of the Agreement.

While the Founder has agreed to use commercially reasonable efforts to assign, transfer, or convey qualifying revenues to the Company under the Pledge and Purchase Option Agreement, the Founder is under **no obligation to engage in, or continue engaging in, any Founder Start-ups or Additional Qualified Activities** during the term of the Agreement. There is also no assurance that the Founder will undertake new monetizable projects, promote content, or generate qualifying revenue. Accordingly, Investors should understand that the success of the Company depends on future actions of the Founder that are not contractually required and may be impacted by external factors beyond the Company's control.

Conditionality: The Option shall be deemed exercised only upon reaching the Target Offering Amount. If the Target Offering Amount is not met, the Agreement will terminate, and the Company will not be entitled to any revenue distributions whatsoever.

Investor Distributions: Upon exercise of the Option and receipt of the Pledged Interests, the Company will distribute proceeds to investors who purchase Class A Membership Interests in this Offering, after deducting Company costs and expenses. These distributions represent the sole potential return on investment for purchasers of the Securities. This option structure creates the opportunity for investors to participate in the economic success of the Founder's brand and content creation activities, with potential for long-term returns that could grow as the Founder's career advances, subject to the risks detailed elsewhere in this offering document.

Competition

The markets in which we operate are highly competitive. The Company faces competition from other companies and individuals with better funding or more experience in the content streaming industry. These competitors include other content creators and streamers worldwide, including comedy skits or working-class values. Many of these creators may have access to other substantial financial, technical, and human resources, which could give them advantages in developing and marketing their content. These competitors can take away market share from the Founder Group, which in turn could significantly impact revenues for the Company.

Intellectual Property

The Company licenses certain intellectual property rights from the Founder Group, including the right to use the Founder's name and likeness in connection with the Company's business and the Offering. Notwithstanding the foregoing, the Company does not, and is not expected to, own any intellectual property.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. Changes in laws, regulations and related interpretations, including changes in accounting standards, taxation requirements, and increased enforcement actions and penalties may alter the environment in which we do business. Our ability to meet these challenges could have an impact on our legal, reputation, and business risk.

Litigation

From time to time, Company may be involved in legal proceedings. The results of such legal proceedings and claims cannot be predicted with certainty, and regardless of the outcome, legal proceedings could have an adverse impact on Company's business because of defense and settlement costs, diversion of resources and other factors. The Company is currently not subject to litigation.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds+	% of Proceeds if Target Offering Amount Raised*	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	10%	$3,500	10%	$14,000.00
Estimated Offering Fees (1)	6.67%	$2,334.50	6.67%	$9,338.00
Payment to Luciano Media LLC for Revenue Percentage (2)	83.33%	$29,165.50	83.33%	$116,662.00
Total	**100.00%**	**$35,000.00**	**100%**	**$140,000.00**

Set forth below are detailed descriptions of how we intend to use the net proceeds of this Offering for any category in excess of ten percent (10%) in the table above:

(1)   We expect to incur offering expenses outside of Intermediary fees of approximately $14,000.00, which include legal, accounting and payment processing fees.

(2)   Payment to Luciano Media LLC for Revenue Percentage: Approximately 80-85% of the Offering proceeds will be paid to Luciano Media LLC in consideration for the Revenue Percentage acquired by Luciano Media Issuer LLC pursuant to the Pledge and Purchase Option Agreement. This payment enables the Company to exercise its Option to receive up to 10% of the Pledged Interests (based on the total capital raised), establishing the primary revenue stream from which operating expenses, including the Management Fee outlined in the Operating Agreement, will be paid. See "BUSINESS" description herein for more information.

+   The Company has the discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements. The Manager reserves the right to modify the use of proceeds based on the factors set forth above.

MANAGER, OFFICERS, AND KEY PERSONS

The Company is managed by its Manager, Luciano Media LLC. The manager of Luciano Media LLC, who is also the Founder as referenced herein, is listed below along with his position at the Manager and his principal occupation and employment responsibilities.

Name	Positions and Offices Held at the Manager	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Nicholas Luciano	Manager of the Manager of the Company and the Founder	Full-time digital creator and entrepreneur, May 2020 to Present	University of North Texas, BA in Mechanical Engineering Technology (2019) Salisbury University, Physics (2016)

Biographical Information

Nicholas Luciano: Nicholas is an entrepreneur and digital content creator best known for his comedic skits, country lifestyle videos, and viral content across platforms such as TikTok, YouTube, and Instagram. He rose to prominence with lip-sync and lifestyle content that reflects rural American culture, blending humor and relatability to capture a large and loyal following. As of this filing, Nick has amassed over 5 million followers across platforms. His content is uniquely positioned at the intersection of comedy, country life, and cultural trends—creating opportunities for both brand partnerships and original IP development.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law and under the Company's Operating Agreement attached as **Exhibit E**. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 3 employees.

CAPITALIZATION, DEBT AND OWNERSHIP

<u>Capitalization</u>

As of June 17, 2025, the Company was authorized to issue two classes of membership interests, comprised of the following: (i) 2,800 units of Class A Membership Interests (the "***Class A Units***"), and (ii) 100 units of Class B Membership Interests (the "***Class B Units***,") collectively with the Class A Units (the "***Units***"). As of the filing of this Form C, all 100 Class B Units have been issued to the Manager. There are no membership interests of the Class A Units issued and outstanding.

Class A Units will be the Securities offered in this Offering and will be owned by the investors. The Securities have no voting rights and will share in any distributions. Class B Units have all the voting rights and will not share in any distributions. See '*OTHER MATERIAL TERMS*' for more information.

<u>Outstanding Units</u>

As of the date of this Form C, the Company's issued and outstanding capitalization consists of:

Type	Class B Membership Interest
Amount Outstanding	100 Units of Class B Membership Interest
Voting Rights	One vote per Class B Unit
Anti-Dilution Rights	N/A
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Class B Units will not dilute the Securities offered hereunder as Class B Units are not entitled to distributions
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	100%

<u>Ownership</u>

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's issued and outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Luciano Media LLC*	100 Units of Class B Membership Interest	100%

*   Luciano Media LLC is 100% owned by Nicholas Luciano, who is the Manager of this entity. Nicholas Luciano is also the Founder as referenced herein.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial Statements are attached hereto as <u>Exhibit B</u>.

Operations

Luciano Media Issuer LLC is a special purpose vehicle whose primary purpose is to hold certain revenue rights related to the Founder Group's content pursuant to the Pledge and Purchase Option Agreement. The Company was formed in Delaware as a limited liability company on April 11, 2025.

The Company is currently managed by Luciano Media LLC, a Texas limited liability company, formed on April 27, 2020.

Cash and Cash Equivalents

As of March 31, 2025, the Company, together with its Manager, has an aggregate of $0 in cash and cash equivalents, leaving the Company with approximately 0 months of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

As discussed herein, the amount raised in the Offering will be reserved to provide expenses for the duration of the Founder Revenue payout under the PPO Agreement, with no runway available aside from our Manager's commitment to make additional capital contributions in the event of the Company's insolvency during the term of the Offering. We must raise capital in this Offering to improve our liquidity position and continue as a going concern.

Liquidity and Capital Resources; Capital Expenditures

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds,*" which is an indispensable element of our business strategy. The Company does not intend to make any additional material capital expenditures in the near future. See "*BUSINESS – The Pledge and Purchase Option Agreement*" and section titled "*Use of Proceeds,*" for more information.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Offering.

Valuation

The Company has ascribed no pre-Offering valuation to the Company; the Securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps, the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as **<u>Exhibit A</u>** for subsequent events and applicable disclosures.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Class B Membership Interest	$1.00	100	N/A	June 17, 2025	Section 4(a)(2)

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Transactions with Related Persons

The Company has conducted the following transactions with related persons:

The Company, the Loan Out Company, and the Founder entered into that certain Pledge and Purchase Option Agreement wherein the Company was granted the Option to acquire up to a 10% undivided interest in the Founder Revenue in consideration for conducting the Offering, satisfying the Target Offering Amount and paying cash consideration of $1.00. See "*BUSINESS – The Pledge and Purchase Option Agreement*" for more information.

Pursuant to that certain Pledge and Purchase Option Agreement, the Manager will provide the Company with certain services in exchange for certain fees, compensation, and reimbursements as specified in the agreement. See "*BUSINESS – Management Services and Expense Agreement*" for more information.

Nicholas Luciano is the manager of the Loan Out Company. The Loan Out Company is the Manager of the Company. Nicholas Luciano is also the Founder.

Conflicts of Interest

The proposed structure and method of operation of the Company gives rise to certain inherent conflicts of interest among the Company, the Manager, the Loan Out Company, the Founder, the Class A Members, and each of their affiliates. Notably, the Manager is also the Loan Out Company, and the Founder is the manager and sole member of the Manager and the Loan Out Company. The Manager (and the Loan Out Company), the Founder, their members and each of their affiliates may act as managers of other limited liability companies, as general partners of partnerships, or in an active role in other businesses. Prospective investors should carefully consider the following important, potential conflicts of interest and those described with the risk factors before investing in the Company. See '*RISK FACTORS'* for more information. Additional conflict of interest may be, but are not limited to, the following:

The Manager will receive compensation from the Company. The Manager will be compensated in the form of the Management Fee for services rendered to the Company pursuant to the terms of the Company's Operating Agreement. Furthermore, Luciano Media LLC (as the Company referenced in the Pledge and Purchase Option Agreement) will be entitled to certain economic interests from the Pledged Interests conveyed to the Issuer under the terms of the Pledge and Purchase Option Agreement. Therefore, given that the Manager and Luciano Media LLC are the same entity, in the event there is any discretion as to the fees or compensation payable by the Issuer to Luciano Media LLC pursuant to the terms of the Company's Operating Agreement or Pledge and Purchase Option Agreement, such determinations will not be made at arm's length. The only contractual limitation to the self-dealing nature of the Pledge and Purchase Option Agreement is for the Issuer and Luciano Media LLC to exercise good faith in their dealings. See '*MANAGEMENT COMPENSATION AND FEES*' herein for more information.

The Manager may not have the benefit of separate professional advisors and legal counsel. Attorneys, accountants, and/or other professionals representing the Company may also provide professional services to the Manager, Luciano Media LLC and the Founder. It is anticipated that such multiple representations may continue in the future. As a result, conflicts may arise, and if those conflicts cannot be resolved or the consent of the respective parties cannot be obtained to the continuation of the multiple representations after full disclosure of any such conflict, such counsel will withdraw from representing one or more of the conflicting interests with respect to the specific matter involved.

The Company is reliant on the Founder's ability to generate revenue covered by the Pledged Interests. The Company's exclusive source of revenue is in connection with the Revenue Percentage conveyed to the Issuer pursuant to the Pledge and Purchase Option Agreement. The Founder, however, has a limited obligation to take any actions to participate in Founder Start-ups or Additional Qualified Activities that generate revenue that qualifies as Pledged Interests. Per the Agreement, the Founder shall only use "commercially reasonable efforts" to cause compensation earned from qualifying activities to be assigned to the Company. There is no guarantee that the Founder will engage in activities that generate Pledged Interests on a continuous basis. Further, the Company has no authority to require the Founder to participate in specific activities to generate qualifying revenue, and the Agreement explicitly states that Founder is not obligated to participate in Founder Start-ups or Additional Qualified Activities. Unforeseen circumstances may influence the Founder's willingness to engage in such activities, which could have a material, adverse effect on the Company.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering Class A Membership Interests in this Offering. The Company must raise an amount equal to or greater than the Target Offering Amount by December 31, 2025 (the "***Offering Deadline***"). Unless we receive investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned. Potential purchasers of the Securities are referred to herein as "Investors" or "you".

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues, or other established criteria of value, and should not be considered indicative of the actual value of the Securities. The minimum amount that an Investor may invest in the Offering is $100.00, with additional increments of $100.00, and the maximum amount that an Investor may invest in the Offering is $140,000.00, each of which is subject to adjustment in the Company's sole discretion.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by Crowdsurf Funding Portal LLC (the "***Intermediary***"), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.

Investor funds will be held in escrow with North Capital Private Securities Corporation until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds.**

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

Withdrawal

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering.

Escrow Facilitator

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

NORTH CAPITAL PRIVATE SECURITIES CORPORATION, THE ESCROW FACILITATOR SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW FACILITATOR MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW A FACILITATOR'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER. TRISTATE CAPITAL BANK, A FEDERALLY INSURED DEPOSITORY INSTITUTION, SERVES AS THE ESCROW AGENT OF RECORD AND HOLDS ALL SUBSCRIPTION FUNDS IN A SEGREGATED ACCOUNT.

The Securities

We request that you please review this Form C, the Company's Subscription and Joinder Agreement attached as **Exhibit D**, the Operating Agreement attached as **Exhibit E**, and the Pledge and Purchase Option Agreement attached as **Exhibit F** in conjunction with the following summary information.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

Other Material Terms

Summary of Key Terms of the Operating Agreement

The Members

Limited Liability: Offset Against Future Distributions:	No Member will be personally liable for the debts or obligations of the Company for any amounts in excess of the amount of its Capital Contributions to the Company (or the amount of Capital Contributions that were required to be made to the Company, if greater), plus such Member's interest of the undistributed profits of the Company to which they are entitled, plus, to the extent required by law, or as otherwise described in the Operating Agreement, any amounts distributed by the Company to such Member; provided, that the foregoing shall not be construed in any way to alleviate a Member's obligations to the Company. Future distributions of available cash and cash equivalents, if any, may be offset by any debts or obligations of the Company.
No Voluntary Redemptions of Withdrawals:	So long as a Member continues to hold any Class A Units, such Member shall not have the ability to withdraw or resign as a Member prior to the dissolution and winding up of the Company and any such withdrawal or resignation or attempted withdrawal or resignation by a Member prior to the dissolution or winding up of the Company shall be null and void. As soon as any person who is a Member ceases to hold any Class A Unit, such person shall no longer be a Member. Notwithstanding the foregoing, the Manager may require a Member to withdraw all or any portion of its Class A Units in the Company immediately, with no prior notice, if the Manager deems it to be in the best interests of the Company to do so because the continued participation of such Member in the Company might cause the Company to violate any law, rule or regulation, expose the Company or the Manager to the risk of litigation, arbitration, administrative proceedings or any similar action or proceeding

	or otherwise have an adverse effect (whether legal, regulatory, tax otherwise) on the other Members, the Company, the Manager or any of its or their affiliates.
Voting Rights:	Class A Members shall not be entitled to vote unless the right to vote is expressly granted by the Manager, the Operating Agreement, or by Applicable Law.

Management

Management of the Company; Authority of the Manager	Management and control of the Company will be vested exclusively in the Manager. The Manager is permitted to delegate to a third-party manager selected by the Manger in its sole discretion, all of the powers of the Manager, provided that no such delegation shall reduce the responsibility of the Manager for the conduct of the Company and the Manager shall be liable for the conduct of any third-party manager as if such conduct were the conduct of the Manager. Furthermore, the Manager shall be permitted to assign its interest in the Management Fee (defined below) to such a third-party manager, in its sole discretion.
Compensation and Reimbursement of Manager:	The Manager shall earn a quarterly management fee equal to 2.5% of all quarterly gross revenue generated by the Company on a perpetual basis, distributed no less than quarterly (the "***Management Fee***"), which fee can increase to a maximum of 5% of all quarterly gross revenue following complete return of capital to the Investors. Additionally, the Company shall reimburse the Manager for all reasonable, ordinary, necessary, and direct expenses incurred by the Manager on behalf of the Company in carrying out the Company's business activities, including, without limitation, salaries of officers and employees of the Manager who are carrying out the Company's business activities. All reimbursements for expenses shall be reasonable in amount in the aggregate for any Fiscal Year.
Removal or Resignation of Manager:	The Manager may not be removed. The Manager may resign and appoint a new Manager, including an affiliate of the Manager, as the Manager of the Company without the consent of the Members. The resignation of the Manager shall not affect its rights as a Member and shall not constitute the withdrawal of a Member.
Limitation of Liability	The Company's Operating Agreement is not intended to, and does not, create any fiduciary duty on the Manager and generally seeks to protect the Manager from legal claims made by the Members to the maximum extent permitted by law. For example, the Manager will not be liable to the Company for any act or omission that, in good faith, the Manager determined in good faith that such conduct was in the best interests of the Company and such conduct did not constitute fraud, gross negligence or reckless or intentional misconduct.

Nothing in the above should be construed as relieving, or attempting to relieve, the Manager from any liability (including liability under federal securities laws which under certain circumstances impose liability on persons who act in good faith) if doing so would be in violation of law. |
| **Indemnification of Manager:** | The Company will indemnify the Manager and the officers of the Company from any legal claims related to their service to the Company unless the claim is related to the Manager's or officer's gross negligence, reckless or intentional misconduct or fraud.

Please review Article VII of the Operating Agreement for additional indemnification provisions. |

Amendment of the Operating Agreement; Limited Voting Rights:	Only the consent of the Manager is required to amend the Operating Agreement, except that if any Member's rights or obligations would be adversely affected by the proposed amendment (e.g., modifying the limited liability of a member; materially increasing the liabilities or responsibilities of a Member, materially decreasing the rights or protections of a Member, including the creation of a new class of Units), then the consent of such affected Member(s) will be required for such amendment to apply to such affected Member(s).

Distributions and Withdrawals of Capital

Distributions:	Distributions of any available cash or cash equivalents of the Company, after allowance for payment of all Company obligations then due and payable, including the Management Fee, debt service and operating expenses and for such reasonable reserves as the Manager shall determine, shall be distributed to the Members, on at least a quarterly basis if available, *pro rata* and *pari passu* as follows: (i) *First*, 100% to each Class A Member until such Class A Member has received cumulative distributions pursuant to Section 5.01(a)(i) of the Operating Agreement equal to such Class A Member's aggregate Capital Contribution; and (ii) *Second*, 100% of the remainder to Class A Members *pro rata* in proportion to their Class A Member Percentage Interest.
Withdrawals of Capital:	No Member may withdraw capital from the Company without the consent of the Manager.

Conversion; Repurchase; Transfer; and Sale of Interests

Conversion to Corporation:	The Company may, in the Manager's sole and absolute discretion, in the future convert from a limited liability company into a corporation by conversion, merger or other transaction (a "*Conversion*"). In the event the Manager approves such a Conversion, each Member agrees to take any and all actions as are reasonably necessary to give effect to the Conversion.
Involuntary Transfer; Repurchase of Class A Units:	In the event that the Class A Units owned by any Member shall be subject to an involuntary transfer, including by reason of (a) bankruptcy or insolvency proceedings, whether voluntary or involuntary, (b) distraint, levy, execution or other involuntary transfer, unless, in the case of this clause (c), the transferee releases such Interests within five (5) business days of the occurrence of any such involuntary transfer, (d) a transfer by operation of law (including in connection with a divorce or pursuant to applicable laws of descent and distribution in the event of the death of an individual Member holding such Class A Units) unless such transfer constitutes a Permitted Transfer (as defined in the Operating Agreement), or (e) Disability (as defined in the Operating Agreement) (each such subsections (a) through (e), an "*Involuntary Transfer*"), such Member (or his, her or its personal representative) shall give the Company written notice of such Involuntary Transfer stating the terms of such proposed transfer, the identity of the proposed transferee and the price or other consideration, if readily determinable, for which the subject Class A Units are to be transferred. After receipt of such notice, the Company (or its assignee, as determined by the Manager) shall have the right to purchase up to all of the Class A Units held by such Member (or his, her or its personal representative) at the price and on the

	terms applicable to such proposed transfer, which right shall be exercised by written notice given by the Company to the Member (or his, her or its personal representative) within ninety (90) days after the Company's receipt of such notice.
Restrictions on Transfer:	A Member may not pledge, assign, sell, exchange, or transfer its Class A Units (or any portion thereof) except pursuant to Rule 501 of Regulation CF, except with the consent of the Manager, which consent may be given or withheld in its sole and absolute discretion. The Class A Units will have transfer restrictions that will be subject to legal as well as contractual, transfer restrictions. No Class A Units may be pledged, transferred, resold or otherwise disposed of by any Investor except pursuant to Rule 501 of Regulation CF.
Approved Sale; Drag Along Rights:	If the Manager approves the sale of the Company to a third-party good faith purchaser (an "***Approved Sale***"), then each Member shall be deemed to consent to and raise no objections against such Approved Sale. If the Approved Sale is structured as a (i) merger or consolidation, each Member holding a Membership Interest shall waive any dissenters rights, appraisal rights or similar rights in connection with such merger or consolidation or (ii) sale of Membership Interest, each holder of a Membership Interest shall agree to sell all of his, her or its Membership Interest and rights to acquire a Membership Interest on the terms and conditions approved by the Manager, including, without limitation, any and all representations and warranties provided by the Members, indemnification obligations of the Members, escrow and other holdback arrangements, contingent purchase price arrangements, covenants and restrictive covenants made by the Members in connection therewith.
Transfer Agent & Registrar:	The Company will act as transfer agent and registrar for the Securities.

Miscellaneous

Fiscal Year:	The Company's fiscal year shall end on December 31.
Term:	The term of the Company commenced on the date the certificate of formation was filed with the Secretary of State and shall continue in existence perpetually until the Company is dissolved in accordance with the provisions of the Operating Agreement.
Dispute Resolution:	In any dispute, Members agree to waive their right to a trial by jury and to final and binding arbitration which shall be administered by the American Arbitration Association under its Commercial Arbitration Rules and Mediation Procedures.

**COMMISSION AND FEES**

At the conclusion of the Offering, the Issuer shall pay to the Intermediary (i) a cash fee of ten percent (10%) of the total amount raised in the Offering, and (ii) a fee of two percent (2%) of the number of Securities sold in the Offering.

**TAX MATTERS**

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

**LEGAL MATTERS**

Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance, reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Luciano Media Issuer LLC
_____
(Issuer)

By: /s/ Luciano Media LLC
_____
(Signature)

By: Nicholas Luciano
_____
(Name)

Manager
_____
(Title)

July 23, 2025
_____
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following person in his capacity and on the dates indicated.

/s/ Luciano Media LLC
_____
(Signature)

By: Nicholas Luciano
_____
(Name)

Manager
_____
(Title)

July 23, 2025
_____
(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the management or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B

Financial Statements

Luciano Media Issuer LLC (the "Company") a Delaware Limited Liability Company

Statement of Financial Position (unaudited) and
Independent Accountant's Review Report

As of inception – April 11th, 2025



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Luciano Media Issuer LLC

We have reviewed the accompanying statement of financial position as of April 11 2025and the related notes. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying statement of financial position in order for it to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
June 18, 2025

Vincenzo Mongio

Statement of Financial Position

	As of April 11 2025(inception)
ASSETS	
TOTAL ASSETS	-
LIABILITIES AND EQUITY	
TOTAL LIABILITIES	-
EQUITY	-
TOTAL LIABILITIES AND EQUITY	-

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Luciano Media Issuer LLC ("the Company") was formed in Delaware on April 11th, 2025. Luciano Media Issuer LLC plans to generate revenue by building and scaling digital content brands across social media platforms, with a focus on short-form video and influencer-driven campaigns. The Company will monetize through brand partnerships, original IP development, and the sale of digital products and merchandise. The Company's headquarters is located at 1315 Brannon Bridge Circle, Millsap, Texas 76066, United States. The Company's audience and customers will be located primarily in the United States, with plans for international expansion. The Company will conduct a crowdfunding campaign under regulation CF in 2025 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

<u>Revenue Recognition</u>

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

<u>Equity based compensation</u>

The Company does not currently have an equity-based compensation plan.

<u>Income Taxes</u>

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

<u>Recent accounting pronouncements</u>

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

No transactions require disclosure.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

None.

NOTE 6 – EQUITY

The Company operates on Membership interest. Profits and losses are allocated in accordance with the operating agreement.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to April 11th, 2025 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through June 18, 2025, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.

EXHIBIT C

Offering Page

EXHIBIT C



Why should you invest?

Nick Luciano

Overview

Max Raise

$140,000

Equity

10%

Term Length

15 years

Round Progress

$0

0% raised of $140,000 max goal

About Nick

Nick Luciano is a creator-operator with 7M+ followers, 88% YoY growth, and a portfolio of consumer-facing ventures including Tratter House and a fast-growing mental health subscription business.

- 7M+ Followers across social platforms
- Founder of Tratter House and multiple consumer brands
- 88% YoY Growth to 382K in 2024

90K ARR from mental health subscription

40+ brand partnerships annually

Socials



Instagram	TikTok	YouTube	Snapchat	Facebook
438k	6.5m	20k	84k	298k

How it works

WE MAKE THE INDIVIDUAL INVESTABLE

The individual assigns their future income and equity to an entity. This turns their potential into a real, investable asset.

STARTUPS   EQUITY   IP

INDIVIDUAL

YOU INVEST

Back high-potential individuals through our SEC-registered platform. Standardized terms. Full transparency. Built for investors



SHARE IN THE UPSIDE

You receive distributions based on revenue, exits, and liquidity events. You're effectively invested in that individual's career during the term - and retain your rights to anything created during that term.



Financials

Financials 2023 - 2024

Source	Amount
Platform Revenue	$61,000
Brand Deals	$204,000

Source	Amount
Merchandise Sales	$63,000
Subscription Mebership	$31,000
Total	$359,000

Memo

How these funds will be put to work

↗ CONTENT GROWTH

Scaling my content is my top priority. This funding will fuel team expansion, top-tier equipment, and enhanced production quality.

⊕ CLUB BULETPROOF — SUBSCRIPTION MEMBERSHIP

Club Bulletproof is a movement dedicated to helping people build mental resilience and support one another. These funds will help grow the community, create exclusive content, host private events, and provide resources for members who want to strengthen their mindset, confidence, and overall well-being. Expanding Club Bulletproof will allow more people to access meaningful conversations, expert insights, and support.

🛍 MERCHANDISE SALES

This investment will expand our merch line and fund FFA booths, rodeo setups, and event activations to increase visibility and connect with our audience.

🤝 SPONSORSHIP & BRAND DEALS

Building relationships with brands in rodeo, sports, and lifestyle is key. These partnerships will provide financial support and allow us to create engaging content that aligns with our audience, helping to expand our reach and long-term growth.

📅 EVENT ATTENDANCE

Attending major rodeos, conventions, and industry events is crucial. These funds will cover travel, lodging, and event fees, ensuring I'm in the right places to meet key people, grow my brand, and create impactful experiences.

🎙️ TRATTER HOUSE PODCAST

The Tratter House podcast is a major priority. This funding will help build out a professional studio, upgrade equipment, and bring in high-profile guests, making it a top-tier platform for entertainment and industry conversations.

🤝 TRATTER FOUNDATION

Initiatives through the Tratter Foundation 501c3, providing resources and outreach to those in need in the rodeo and western community

Documents

Documents will be available once the campaign is live. Please check back soon.

Discussion

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The website (the "Site") is owned by Crowdsurf Markets, INC ("Crowdsurf"), and is used by its subsidiaries Crowdsurf Platform, LLC ("Crowdsurf Platform") and Crowdsurf Funding Portal LLC (the "Crowdsurf Portal," and together with Crowdsurf and Crowdsurf Platform, "Crowdsurf"). Certain pages discussing the mechanics and providing educational materials regarding Regulation Crowdfunding offerings may refer to Crowdsurf Funding Portal LLC as "Crowdsurf," solely for explanatory purposes.

Crowdsurf does not give investment advice, endorsement, analysis or recommendations with respect to any securities. All securities listed here are being offered by, and all information included on this Site is the responsibility of, the applicable issuer of such securities. The intermediary facilitating the offering will be identified in such offering's documentation.

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Investment opportunities posted on this Site are registration-exempt offerings of securities that are not publicly traded, involve a high degree of risk, may lose value, are subject to holding period requirements and are intended for investors who do not need a liquid investment. Past performance is not indicative of future results. Investors must be able to afford the loss of their entire investment.

In addition, the Site may make forward-looking statements. You should not rely on these statements but should carefully evaluate the applicable issuers offering materials in assessing any investment opportunity, including the complete set of risk factors that are provided as part of the issuer's offering materials. You are advised to speak with your financial advisor, accountant and/or attorney when evaluating any securities offering.

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Subscription and Joinder Agreement

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE INTERNET-BASED PLATFORM USED BY CROWDSURF FUNDING PORTAL LLC. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(d). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S PLATFORM (COLLECTIVELY, THE "*OFFERING MATERIALS*") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

**SUBSCRIPTION AGREEMENT AND JOINDER**

This Subscription Agreement and Joinder (the "***Agreement***") is made and dated as of _____, by and between Luciano Media Issuer LLC, a Delaware limited liability company (the "***Company***"), and the undersigned subscriber (the "***Subscriber***").

WHEREAS, the Company is offering up to an aggregate of $140,000 of Class A membership interests (the "***Class A Units***" and sometimes referred to as the "***Securities***")in an offering (the "***Offering***") in reliance upon Section 4(a)(6) of the Securities Act of 1933, as amended (the "***Securities Act***") and Regulation Crowdfunding promulgated thereunder ("***Regulation CF***"), pursuant to the terms of the Offering available on the platform of the Crowdsurf Funding Portal LLC (the "***Intermediary***"); and

WHEREAS, the Subscriber understands that the Offering of the Class A Units is made pursuant to the Form C, dated as of July 23, 2025, which may be amended or supplemented (the "***Form C***");

WHEREAS, the Subscriber wishes to subscribe for and purchase the Class A Units.

NOW, THEREFORE, upon the execution and delivery of this Agreement, the Company and the Subscriber agree as follows:

1. **SUBSCRIPTION**. Subject to the terms and conditions of this Agreement (i) the Company agrees to sell to the Subscriber, and the Subscriber irrevocably subscribes for and agrees to purchase from the Company, a number of Class A Units in the Company set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof and (ii) the Subscriber agrees to its membership in the Company pursuant to the terms and conditions of this Agreement and the Company's limited liability company agreement dated June 17, 2025, as amended (the "***Operating Agreement***"); *provided, however*, that the Company reserves the right to accept or reject this subscription for Class A Units, in whole or in part. If the Company elects to accept this subscription for Class A Units in part, it shall promptly notify the Subscriber on the signature page countersigned by the Company and delivered to the Subscriber.

2. **ACCEPTANCE OF SUBSCRIPTION AND ISSUANCE OF SECURITIES**. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the Subscriber at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Class A Units may be allocated among Subscribers.

3. **THE CLOSING**. The minimum amount or target amount to be raised in the Offering is $35,000 (the "**Target Offering Amount**") and the maximum amount to be raised in the Offering is $140,000 (the "**Maximum Offering Amount**"). Provided that subscriptions are received in an amount equal to or greater than the Target Offering Amount and up to the Maximum Offering Amount, an initial and subsequent closings of the purchase and sale of the Securities (the "*Closing*") shall take place on the Company's offering deadline specified in the Form C, as subsequently amended, or at such other time and place as the Company may designate by notice to the undersigned (the "*Closing Date*").

4. **PAYMENT FOR SECURITIES**. Payment for the Class A Units shall be received by North Capital Private Securities Corporation (the "*Escrow Agent*") from the Subscriber by wire transfer of immediately available funds or other means as instructed by the Intermediary. The Escrow Agent shall release such funds to the Company as instructed by the Intermediary. The Subscriber shall receive notice and evidence of the aggregate dollar amount of the Class A Units owned by Subscriber reflected on the books and records of the Company, which shall bear a notation that the Class A Units were sold in reliance upon an exemption from registration under the Securities Act.

5. **REPRESENTATIONS AND WARRANTIES OF THE COMPANY**. The Company represents and warrants that as of the Closing Date:

   a) <u>Organization and Standing.</u> The Company is a limited liability company duly formed and validly existing under the laws of the state of Delaware, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

   b) <u>Eligibility of the Company to Make an Offering under Section 4(a)(6).</u> The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the SEC rules promulgated under Title III of the JOBS Act of 2012.

   c) <u>Issuance of the Securities.</u> The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

   d) <u>Authority for Agreement.</u> The execution and delivery by the Company of this Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Class A Units) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "*State Securities Laws*").

   e) <u>No Filings.</u> Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

   f) <u>Financial Statements.</u> Complete copies of the Company's financial statements consisting of the statement of financial position of the Company as of April 11, 2025, and the related consolidated statements of income and cash flows as of inception (the "*Financial Statements*") have been made available to the Subscriber and appear in the Form C and on the platform of the Intermediary. The Financial Statements are based on the

books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company as of inception. Mongio Associates CPAs LLC, which has audited or reviewed the Financial Statements, is an independent accounting firm within the rules and regulations adopted by the SEC. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

g) <u>No Disqualification.</u> The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Securities and Exchange Act of 1934, as amended (the "***Exchange Act***"), (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940, as amended (the "***Investment Company Act***"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual reports filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

h) <u>Proceeds.</u> The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Form C.

i) <u>Litigation.</u> There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

6. **REPRESENTATIONS AND WARRANTIES OF THE SUBSCRIBER**. The Subscriber hereby represents and warrants to and covenants with the Company that:

a) <u>General</u>.

  i. The Subscriber has all requisite authority (and in the case of an individual, the capacity) to purchase the Class A Units, enter into this Agreement and to perform all the obligations required to be performed by the Subscriber hereunder, and such purchase will not contravene any law, rule or regulation binding on the Subscriber or any investment guideline or restriction applicable to the Subscriber.

  ii. The Subscriber is a resident of the state set forth on the signature page hereto and is not acquiring the Class A Units as a nominee or agent or otherwise for any other person.

  iii. The Subscriber will comply with all applicable laws and regulations in effect in any jurisdiction in which the Subscriber purchases or sells the Class A Units and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the Subscriber is subject or in which the Subscriber makes such purchases or sales, and the Company shall have no responsibility therefor.

  iv. The Subscriber acknowledges, and is purchasing the Class A Units in compliance with, the investment limitations as set forth in Rule 100(a)(2) of Regulation CF.

b) <u>Information Concerning the Company</u>.

  i. The Subscriber has received a copy of the Form C. With respect to information provided by the Company, the Subscriber has relied solely on the information contained in the Form C to make the decision to purchase the Class A Units.

ii. The Subscriber understands and accepts that the purchase of the Class A Units involves various risks, including the risks outlined in the Form C and in this Agreement. The Subscriber represents that it is able to bear any, and all loss associated with an investment in the Class A Units.

iii. The Subscriber confirms that it is not relying and will not rely on any communication (written or oral) of the Company, the Intermediary, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Class A Units. It is understood that information and explanations related to the terms and conditions of the Class A Units provided in the Form C or otherwise by the Company, the Intermediary or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Class A Units, and that neither the Company, the Intermediary nor any of their respective affiliates is acting or has acted as an advisor to the Subscriber in deciding to invest in the Class A Units. The Subscriber acknowledges that neither the Company, the Intermediary, nor any of their respective affiliates have made any representation regarding the proper characterization of the Class A Units for purposes of determining the Subscriber's authority or suitability to invest in the Class A Units.

iv. The Subscriber is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The Subscriber has had access to such information concerning the Company and the Class A Units as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Class A Units.

v. The Subscriber understands that, unless the Subscriber notifies the Company in writing to the contrary at or before a Closing Date, each of the Subscriber's representations and warranties contained in this Agreement will be deemed to have been reaffirmed and confirmed as of the respective Closing Date, taking into account all information received by the Subscriber.

vi. The Subscriber acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the Subscriber.

vii. The Subscriber understands that no federal or state agency has passed upon the merits or risks of an investment in the Class A Units or made any finding or determination concerning the fairness or advisability of this investment.

c) No Guaranty.

The Subscriber confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Class A Units or (B) made any representation to the Subscriber regarding the legality of an investment in the Class A Units under applicable legal investment or similar laws or regulations. In deciding to purchase the Class A Units, the Subscriber is not relying on the advice or recommendations of the Company and the Subscriber has made its own independent decision that the investment in the Class A Units is suitable and appropriate for the Subscriber.

d) Status of Subscriber.

i. The Subscriber has such knowledge, skill and experience in business, financial and investment matters that the Subscriber is capable of evaluating the merits and risks of an investment in the Class A Units. With the assistance of the Subscriber's own professional advisors, to the extent that the Subscriber has deemed appropriate, the Subscriber has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Class A Units and the consequences of this Agreement. The Subscriber has considered the suitability of the Class A Units as an investment in light of its own circumstances and financial condition and the Subscriber is able to bear the risks associated with an investment in the Class A Units and its authority to invest in the Class A Units.

ii. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Class A Units or any use of this Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Class A Units, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Class A Units. Subscriber's subscription and payment for and continued beneficial ownership of the Class A Units will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

e) Restrictions on Transfer or Sale of Securities.

i. The Subscriber is acquiring the Class A Units solely for the Subscriber's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Class A Units. The Subscriber understands that the Class A Units have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the Subscriber and of the other representations made by the Subscriber in this Agreement. The Subscriber understands that the Company is relying upon the representations and agreements contained in this Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The Subscriber understands that the Class A Units are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "**Commission**") provide in substance that the Subscriber may dispose of the Class A Units only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The Subscriber understands that the Company has no obligation or intention to register the Class A Units, or to take action so as to permit sales pursuant to the Securities Act. Even when the Class A Units become freely transferrable, a secondary market in the Class A Units may not develop. Consequently, the Subscriber understands that the Subscriber must bear the economic risks of the investment in the Class A Units for an indefinite period of time.

iii. The Subscriber agrees that the Subscriber will not sell, assign, pledge, give, transfer or otherwise dispose of the Class A Units or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. **CONDITIONS TO OBLIGATIONS OF THE SUBSCRIBER AND THE COMPANY**. The obligations of the Subscriber to purchase and pay for the Class A Units specified on the signature page hereto and of the Company to sell the Class A Units are subject to the satisfaction at or prior to the Closing Date of the following conditions precedent:

a) Representations and Warranties. The representations and warranties of the Company contained in Section 5 hereof and of the Subscriber contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

b) Target Amount. Prior to the offering deadline specified in the Form C, the Company shall have received aggregate subscriptions for the Class A Units in an aggregate investment amount of at least the Target Offering Amount specified in the Form C and at the time of the first Closing, the Company shall have received into the escrow account established with the Escrow Agent in cleared funds, and is accepting, subscriptions for the Class A Units having an aggregate investment amount of at least the Target Offering Amount specified in the Form C.

8. **OBLIGATIONS IRREVOCABLE**. Following the respective Closing Date, the obligations of the Subscriber shall be irrevocable.

9. **LEGEND**. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. **WAIVER, AMENDMENT**. Neither this Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. **ASSIGNABILITY**. Neither this Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the Subscriber without the prior written consent of the other party.

12. **WAIVER OF JURY TRIAL**. THE SUBSCRIBER IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. **DISPUTE RESOLUTION; ARBITRATION**. Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "*AAA*") under its Commercial Arbitration Rules and Mediation Procedures ("*Commercial Rules*"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Dallas, Texas. Except as may be required by law or to protect legal rights, neither a party nor the arbitrator may disclose the existence, content, or results of any arbitration without the prior written consent of the other parties.

14. **GOVERNING LAW**. This Agreement shall be governed by and construed in accordance with the laws of Delaware, without regard to conflict of law principles thereof.

15. **SECTION AND OTHER HEADINGS**. The section and other headings contained in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

16. **COUNTERPARTS**. This Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. **NOTICES**. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	Luciano Media Issuer LLC 1315 Brannon Bridge Circle Millsap, TX 76066 Attention: Nicholas Luciano
with a copy to:	Hess Legal Counsel Eric@HessLegalCounsel.com Attention: Eric W. Hess
If to the Subscriber:	Address: Email:

18. **BINDING EFFECT**. The provisions of this Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. **SURVIVAL**. All representations, warranties and covenants contained in this Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material, or which are to the benefit of the Subscriber and (iii) the death or disability of the Subscriber.

20. **NOTIFICATION OF CHANGES**. The Subscriber hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Class A Units pursuant to this Agreement, which would cause any representation, warranty, or covenant of the Subscriber contained in this Agreement to be false or incorrect.

21. **SEVERABILITY**. If any term or provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

22. **JOINDER TO OPERATING AGREEMENT.** By executing this Agreement, the Subscriber agrees to be bound by, and to comply with, all of the terms and conditions of the Operating Agreement by executing the Joinder Agreement (the "*Joinder*"), attached hereto as **Exhibit A**, in the same manner as if the Subscriber were an original party to the Operating Agreement. The Subscriber, as a member under the Operating Agreement, confirms that the representations and warranties set forth in the Operating Agreement are true and correct as to the Subscriber. From and after the Closing, the Subscriber will be entitled to the rights of, and be subject to the obligations of, a Member under the Operating Agreement, as such term is defined therein.

EXHIBIT A

JOINDER TO OPERATING AGREEMENT

[attached hereto]

Joinder Agreement

   Reference is hereby made to the Operating Agreement of Luciano Media Issuer LLC, dated June 17, 2025, as amended from time to time (the "***Operating Agreement***"), among its Members and Luciano Media LLC, a limited liability company organized under the laws of the state of Delaware (the "***Company***"). The undersigned (the "***New Member***") hereby acknowledges that it has received and reviewed a complete copy of the Operating Agreement and agrees that upon execution of this Joinder Agreement, it shall become a party to the Operating Agreement and shall be fully bound by, and subject to, all of the covenants, terms, and conditions of the Operating Agreement as though an original party thereto and shall be deemed, and is hereby admitted as, a Member for all purposes thereof and entitled to all the rights incidental thereto.

   Capitalized terms used herein without definition shall have the meanings ascribed thereto in the Operating Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, the Subscriber has executed this Agreement as of this date: _____.

SUBSCRIBER (if an individual):
By_____ Name:

State/Country of Domicile: _____

SUBSCRIBER (if an entity):
_____ Legal Name of Entity By_____ Name: Title:

State/Country of Domicile or Formation: _____ Form of

Entity: _____

The offer to purchase the Class A Units as set forth above is confirmed and accepted by the Company as to the aggregate purchase price for the Class A Units the Subscriber hereby irrevocably subscribes for is:

Purchase Amount: _____   Unit Price: _____   Units: _____

LUCIANO MEDIA ISSUER LLC, a Delaware limited liability company
By: Its Manager, Nick Luciano LLC A Delaware limited liability company _____ By: Signed at: Nick Luciano, Manager

EXHIBIT E

Company Operating Agreement

LIMITED LIABILITY COMPANY OPERATING AGREEMENT

OF

LUCIANO MEDIA ISSUER LLC

(*A Delaware Limited Liability Company*)

Dated as of June 17, 2025

Luciano Media Issuer LLC
1315 Brannon Bridge Circle
Millsap, Texas, 76066

TABLE OF CONTENTS

LIMITED LIABILITY COMPANY OPERATING AGREEMENT

OF

LUCIANO MEDIA ISSUER LLC

This Limited Liability Company Operating Agreement (this "*Agreement*") of Luciano Media Issuer LLC, a Delaware limited liability company (the "*Company*"), is entered into as of June 17, 2025, by and among the Company, Luciano Media LLC, a Delaware limited liability company (the "*Manager*"), and the Persons (as defined below) listed in the books and records of the Company that become parties to this Agreement in accordance with its terms and are admitted to the Company as Members (as defined below).

RECITALS

WHEREAS, the Company was formed as a limited liability company pursuant to the filing of the Certificate of Formation with the Secretary of State of the State of Delaware on April 11, 2025 (the "*Certificate of Formation*"), in accordance with the provisions of the Delaware Act (as defined herein).

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other valuable consideration, the receipt, adequacy and sufficiency of which are hereby acknowledged, the undersigned, intending to be legally bound hereby, state the following:

ARTICLE I
DEFINITIONS

Section 1.01   Definitions. Capitalized terms used herein and not otherwise defined shall have the meanings set forth in this Section 1.01:

"**Additional Capital Contributions**" shall mean the contribution of cash, cash equivalents, or property in addition to the initial Capital Contributions.

"**Affiliate**" means, with respect to any Person, any other Person who, directly or indirectly (including through one or more intermediaries), controls, is controlled by, or is under common control with, such Person. For purposes of this definition, "control," when used with respect to any specified Person, shall mean the power, direct or indirect, to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities or partnership or other ownership interests, by contract or otherwise; and the terms "controlling" and "controlled" shall have correlative meanings.

"**Agreement**" means this Limited Liability Company Operating Agreement, as executed and as it may be amended, modified, supplemented, or restated from time to time, as provided herein.

"**Applicable Law**" means all applicable provisions of (a) constitutions, treaties, statutes, laws (including the common law), rules, regulations, decrees, ordinances, codes, proclamations, declarations, or orders of any Governmental Authority; (b) any consents or approvals of any Governmental Authority; and (c) any orders, decisions, advisory or interpretative opinions, injunctions, judgments, awards, decrees of, or agreements with, any Governmental Authority.

"**Bankruptcy**" means, with respect to a Member, the occurrence of any of the following: (a) the filing of an application by such Member for, or a consent to, the appointment of a trustee of such Member's assets; (b) the filing by such Member of a voluntary petition in bankruptcy or the filing of a pleading in any court of record admitting in writing such Member's inability to pay its debts as they come due; (c) the making by such Member of a general assignment for the benefit of such Member's creditors; (d) the filing by such Member of an answer admitting the material allegations of, or such Member's consenting to, or defaulting in answering a bankruptcy petition filed against such Member in any bankruptcy proceeding; or (e) the expiration of sixty (60) days following the entry of an order, judgment or decree by any court of competent jurisdiction adjudicating such Member a bankrupt or appointing a trustee of such Member's assets.

"**Book Depreciation**" means, with respect to any Company asset for each Fiscal Year, the Company's depreciation, amortization, or other cost recovery deductions determined for federal income tax purposes, except that if the Book Value of an asset differs from its adjusted tax basis at the beginning of such Fiscal Year, Book Depreciation

shall be an amount which bears the same ratio to such beginning Book Value as the federal income tax depreciation, amortization, or other cost recovery deduction for such Fiscal Year bears to such beginning adjusted tax basis; *provided*, that if the adjusted basis for federal income tax purposes of an asset at the beginning of such Fiscal Year is zero and the Book Value of the asset is positive, Book Depreciation shall be determined with reference to such beginning Book Value using any permitted method selected by the Manager.

"**Book Value**" means, with respect to any Company asset, the adjusted basis of such asset for federal income tax purposes, except as follows:

(a)   the initial Book Value of any Company asset contributed by a Member to the Company shall be the gross Fair Market Value of such Company asset as of the date of such contribution;

(b)   immediately prior to the distribution by the Company of any Company asset to a Member, the Book Value of such asset shall be adjusted to its gross Fair Market Value as of the date of such distribution;

(c)   the Book Value of all Company assets shall be adjusted to equal their respective gross Fair Market Values, as reasonably determined by the Manager, as of the following times:

(i)   the acquisition of an additional Membership Interest in the Company by a new or existing Member in consideration for more than a *de minimis* Capital Contribution;

(ii)   the distribution by the Company to a Member of more than a *de minimis* amount of property (other than cash) as consideration for all or a part of such Member's Membership Interest; and

(iii)   the liquidation of the Company within the meaning of 26 CFR § 1.331-1;

(d)   *provided*, that adjustments pursuant to clauses (i) and (ii) above need not be made if the Manager reasonably determines that such adjustment is not necessary or appropriate to reflect the relative economic interests of the Members and that the absence of such adjustment does not adversely and disproportionately affect any Member;

(e)   the Book Value of each Company asset shall be increased or decreased, as the case may be, to reflect any adjustments to the adjusted tax basis of such Company asset pursuant to the Code; *provided*, that Book Values shall not be adjusted pursuant to this paragraph (e) to the extent that an adjustment pursuant to paragraph (d) above is made in conjunction with a transaction that would otherwise result in an adjustment pursuant to this paragraph (e); and

(f)   if the Book Value of a Company asset has been determined pursuant to paragraph (a) or adjusted pursuant to paragraphs (c) or (d) above, such Book Value shall thereafter be adjusted to reflect the Book Depreciation taken into account with respect to such Company asset for purposes of computing Net Income and Net Losses.

"**Business**" has the meaning set forth in Section 2.05(a).

"**Business Day**" means a day other than a Saturday, Sunday, or other day on which commercial banks in the City of New York are authorized or required to close.

"**Capital Account**" has the meaning set forth in Section 3.01.

"**Capital Contribution**" means, for any Member, the total amount of cash and cash equivalents and the Book Value of any property contributed to the Company by such Member.

"**Certificate of Formation**" has the meaning set forth in the Recitals.

"**Class A Member Percentage Interest**" shall mean the number of Class A Units held by any Class A Member divided by the total number of Class A Units then outstanding held by all Class A Members, multiplied by 100.

"**Code**" means the Internal Revenue Code of 1986, as amended.

"**Company**" means **Luciano Media Issuer LLC**.
"**Confidential Information**" has the meaning set forth in Section 11.03(a).

"**Covered Person**" has the meaning set forth in Section 7.01(a).

"**Delaware Act**" means the Delaware Limited Liability Company Act, codified in the Delaware Code, Title 6, Subtitle II, Chapter 18, as amended from time to time.

"**Disability**" means the lack of legal capacity to perform an act which includes the ability to manage or administer one's own financial affairs as determined by a court of competent jurisdiction or another federal agency.

"**Electronic Transmission**" means any form of communication not directly involving the physical transmission of paper that creates a record that may be retained, retrieved and reviewed by a recipient thereof and that may be directly reproduced in paper form by such a recipient through an automated process.

"**Fair Market Value**" of any asset as of any date means the purchase price that a willing buyer having all relevant knowledge would pay a willing seller for such asset in an arm's length transaction, as reasonably determined by the Manager.

"**Fiscal Year**" means the calendar year, unless the Company is required to have a taxable year other than the calendar year, in which case Fiscal Year shall be the period that conforms to its taxable year.

"**Governmental Authority**" means any federal, state, local or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations or orders of such organization or authority have the force of law), or any arbitrator, court, or tribunal of competent jurisdiction.

"**Joinder Agreement**" means the joinder agreement in form and substance attached hereto as **Exhibit A**.

"**Liquidator**" has the meaning set forth in Section 10.03(a).

"**Losses**" has the meaning set forth in Section 7.03(a).

"**Majority in Interest of the Members**" means the Members holding a majority of the Membership Interests of the Company.

"**Manager**" means, initially, Luciano Media LLC, a Delaware limited liability company, or such other Person as may be designated or become the Manager pursuant to the terms of this Agreement.

"**Member**" means (a) Luciano Media LLC, a Delaware limited liability company and (b) each Person who is hereafter admitted as a Member in accordance with the terms of this Agreement and the Delaware Act. The Members shall constitute the "members" (as that term is defined in the Delaware Act) of the Company.

"**Membership Interest**" means an interest in the Company owned by a Member, including such Member's right (a) to its distributive share of Net Income, Net Losses and other items of income, gain, loss and deduction of the Company; (b) to its distributive share of the assets of the Company; (c) to vote on, consent to or otherwise participate in any decision of the Members as provided in this Agreement; and (d) to any and all other benefits to which such Member may be entitled as provided in this Agreement or the Delaware Act. The Membership Interest of each Member shall be expressed in the form of Units or as a Percentage Interest and shall be as set forth on Schedule A or as maintained in book entry form by the Company's transfer agent. Class A Members will hold Class A Membership Interests; Class B Members will hold Class B Membership Interests. At the date of this Agreement, there are no subsequent classes of Membership Interests.

"**Net Income**" and "**Net Loss**" mean, for each Fiscal Year or other period specified in this Agreement, an amount equal to the Company's taxable income or taxable loss, or particular items thereof, determined in accordance with the Code.

"**Officers**" has the meaning set forth in Section 6.02.

"**Percentage Interest**" shall mean the number of Units held by any Member divided by the total number of Units then outstanding held by all Members, multiplied by 100.

"**Permitted Transfer**" means a Transfer of Membership Interests carried out pursuant to Section 8.01.

"**Permitted Transferee**" means a recipient of a Permitted Transfer.

"**Person**" means an individual, corporation, partnership, joint venture, limited liability company, Governmental Authority, unincorporated organization, trust, association, or other entity.

"**Representative**" means, with respect to any Person, any and all directors, officers, employees, consultants, financial advisors, counsel, accountants and other agents of such Person.

"**Securities Act**" means the Securities Act of 1933.

"**Subsidiary**" means, with respect to any Person, any other Person of which a majority of the outstanding shares or other equity interests having the power to vote for directors or comparable managers are owned, directly or indirectly, by the first Person.

"**Transfer**" means to, directly or indirectly, sell, transfer, assign, pledge, encumber, hypothecate or similarly dispose of, either voluntarily or involuntarily, by operation of law or otherwise, or to enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, assignment, pledge, encumbrance, hypothecation or similar disposition of, any Membership Interests owned by a Person or any interest (including a beneficial interest or any direct or indirect economic or voting interest) in any Membership Interests owned by a Person; *provided* that none of an issuance, disposition, redemption or repurchase of any equity securities in the ultimate parent entity of a Member shall be deemed to be a Transfer of Membership Interests, including by means of a disposition of equity interests in a Member or in a Person that directly or indirectly holds any equity interests in a Member. "**Transfer**" when used as a noun shall have a correlative meaning.

"**Transferor**" and "**Transferee**" mean a Person who makes or receives a Transfer, respectively.

"**Treasury Regulations**" means the final or temporary regulations issued by the United States Department of Treasury pursuant to its authority under the Code, and any successor regulations.

"**Units**" shall be the measure by which each Member's Percentage Interest is determined, even though such ownership may be different from (more or less than) the Member's proportionate Capital Account. The Company is not obligated to issue certificates to represent any Units. Only Units owned by Members entitled to vote may vote on any matter as to which this Agreement requires or permits a vote. A transfer of Units will include a transfer of the Capital Account that is attributable to such Units as of the effective date of such transfer determined in accordance with Section 5.04 and Section 9.01 below, and such will be determined on a proportionate basis if fewer than all of the Units owned by any Member are being transferred by such Member.

(a)   "**Class A Units**" shall mean Units held by a Class A Member in his, her or its capacity as a Class A Member, and shall not be entitled to vote unless the right to vote is expressly granted by the Manager, this Agreement, or by Applicable Law. The initial number of Class A Units subject to issuance hereunder is twenty-eight hundred (2,800) units; and

(b)   "**Class B Units**" shall mean Units held by a Class B Member in his, her, or its capacity as a Class B Member, and shall be entitled to vote on all matters presented to the Members for approval. The initial number of Class B Units subject to issuance hereunder is one hundred (100) units; and

(c)   Subject to Section 11.10 herein, subsequent classes of Units may be created by the Manager as provided herein and shall be designated by letters or in any other way the Manager may deem appropriate. Such Units, when authorized, shall mean Units held by a Member in such class or classes in his, her or its capacity as a Member, and shall hold such economic interest, right to vote, and other rights as may be specified by the managers in the resolutions establishing the class.

Section 1.02   Interpretation. For purposes of this Agreement: (a) the words "include," "includes" and "including" shall be deemed to be followed by the words "without limitation"; (b) the word "or" is not exclusive; and (c) the words "herein," "hereof," "hereby," "hereto" and "hereunder" refer to this Agreement as a whole. The definitions given for any defined terms in this Agreement shall apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. Unless the context otherwise requires, references herein: (x) to Articles, Sections, and Exhibits mean the Articles and Sections of, and Exhibits attached to, this Agreement; (y) to an agreement, instrument or other document means such agreement, instrument or other document as amended, supplemented or modified from time to time to the extent permitted by the provisions thereof; and (z) to a statute means such statute as amended from

time to time and includes any successor legislation thereto and any regulations promulgated thereunder. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting an instrument or causing any instrument to be drafted. The Exhibits and Schedules referred to herein shall be construed with, and as an integral part of, this Agreement to the same extent as if they were set forth verbatim herein.


ARTICLE II
ORGANIZATION


Section 2.01   Formation.

(a)   The Company was formed on April 11, 2025, pursuant to the provisions of the Delaware Act, upon the filing of the Certificate of Formation with the Secretary of State.

(b)   This Agreement shall constitute the "***Operating Agreement***" (as that term is used in the Delaware Act) of the Company. The rights, powers, duties, obligations, and liabilities of the Members shall be determined pursuant to the Delaware Act and this Agreement. To the extent that the rights, powers, duties, obligations, and liabilities of any Member are different by reason of any provision of this Agreement than they would be under the Delaware Act in the absence of such provision, this Agreement shall, to the extent permitted by the Delaware Act, control.

Section 2.02   Name. The name of the Company is "**Luciano Media Issuer LLC**" or such other name or names as may be designated by the Manager; *provided*, that the name shall always contain the words "Limited Liability Company" or the abbreviation "L.L.C." or the designation "LLC." The Manager shall give prompt notice to the Members of any change to the name of the Company.

Section 2.03   Principal Office. The principal place of business of the Company shall be at such place or places, within or without the State of Delaware as shall be designated, from time to time, by the Manager. The Manager shall give prompt notice of any such change to each of the Members.

Section 2.04   Registered Office; Registered Agent. For purposes of the Delaware Act, the registered office for service of process for the Company in the State of Delaware shall be located at 16192 Coastal Highway, Lewes, DE, and the name of the statutory agent of the Company at such registered office shall be Harvard Business Services Inc. The Manager may change the registered office or agent for service of process for the Company from time to time as permitted under the Delaware Act and Applicable Law and shall give prompt notice of any such change to each of the Members.

Section 2.05   Purpose; Powers.

(a)   The purposes of the Company are to engage in (i) any lawful business or activity for which limited liability companies may be legally formed under the Delaware Act; and (ii) any and all activities necessary or incidental thereto ((i) and (ii) collectively the "***Business***").

(b)   The Company shall have all the powers necessary or convenient to carry out the purposes for which it is formed, including the powers granted by the Delaware Act.

Section 2.06   Term. The term of the Company commenced on the date the Certificate of Formation was filed with the Secretary of State and shall continue in existence perpetually until the Company is dissolved in accordance with the provisions of this Agreement.

Section 2.07   No State Law Partnership. The Members intend that the Company shall not be a partnership or joint venture, and that no Member shall be a partner or joint venturer of any other Member in connection with this Agreement, for any purpose other than federal, state, and local tax purposes, and the provisions of this Agreement shall not be construed otherwise.

Section 2.08   **Classes of Interests.**

(a)   The Company shall have multiple classes of Membership Interest as determined by the Manager. The initial classes of Membership Interests shall be:

(i)   "**Class A Interests**" and the Members holding (and entitled to hold) such Membership Interests shall be "**Class A Members**." The Class A Interests are being issued in accordance with that certain offering (or offerings) of the Class A Interests of the Company in reliance on section 4(a)(6) of the Securities Act of 1933, as amended ("*Regulation Crowdfunding*"), and shall only be held by Persons who acquired such Membership Interests in connection with such Regulation Crowdfunding offering (or offerings) or Permitted Transferees following the close of such Regulation Crowdfunding offering(s).

(ii)   "**Class B Interests**" and the Members holding (and entitled to hold) such Interests shall be "**Class B Members**."

(b)   Except as otherwise set forth herein, the Manager has the power and the authority in its sole discretion to issue additional Membership Interests and/or create new classes or series of Membership Interests at any time and from time to time.

Section 2.09   Conversion to Corporation. The Company may in the future convert from a limited liability company into a corporation by conversion, merger, or other transaction (a "*Conversion*"). Any such Conversion may be approved by the Manager in its sole and absolute discretion. In the event of any such Conversion, the Class A Members shall receive capital stock in the corporation in the form of preferred stock, and the Class B Members shall receive capital stock in the corporation in the form of common stock, and in each case with the rights, preferences, powers, privileges, and the restrictions, qualifications and limitations in substantially the same form as attributed to the Class A Units and Class B Units under this Agreement, respectively. In the event that the Manager approves such Conversion, then, each Member agrees to take any and all actions as are reasonably necessary to give effect to the Conversion.


ARTICLE III
CAPITAL ACCOUNTS


Section 3.01   Maintenance of Capital Accounts. The Company shall establish and maintain for each Member a separate capital account (a "*Capital Account*") on its books and records in accordance with this Section 3.01. Each Capital Account shall be established and maintained in accordance with the following provisions:

(a)   Each Member's Capital Account shall be increased by the amount of:
(i)   such Member's Capital Contributions, including such Member's initial Capital Contribution and any Additional Capital Contributions;
(ii)   any Net Income or other item of income or gain allocated to such Member pursuant to ARTICLE V; and
(iii)   any liabilities of the Company that are assumed by such Member or secured by any property distributed to such Member.

(b)   Each Member's Capital Account shall be decreased by:
(i)   the cash amount or Book Value of any property distributed to such Member pursuant to ARTICLE V and Section 10.03(c);
(ii)   the amount of any Net Loss or other item of loss or deduction allocated to such Member pursuant to ARTICLE IV; and
(iii)   the amount of any liabilities of such Member assumed by the Company or that are secured by any property contributed by such Member to the Company.

Section 3.02   Succession Upon Transfer. In the event that any Membership Interests are Transferred in accordance with the terms of this Agreement, the Transferee shall succeed to the Capital Account of the Transferor to the extent it relates to the Transferred Membership Interest and shall receive allocations and distributions pursuant to ARTICLE VI and ARTICLE XI in respect of such Membership Interest.

Section 3.03   Negative Capital Accounts. In the event that any Member shall have a deficit balance in its Capital Account, such Member shall have no obligation, during the term of the Company or upon dissolution or liquidation of the Company, to restore such negative balance or make any Capital Contributions to the Company by reason thereof, except as may be required by Applicable Law or in respect of any negative balance resulting from a withdrawal of capital or dissolution in contravention of this Agreement.

Section 3.04   No Withdrawals From Capital Accounts. No Member shall be entitled to withdraw any part of its Capital Account or to receive any distribution from the Company, except as otherwise provided in this Agreement. No Member, including the Manager, shall receive any interest, salary, management, or service fees or drawing with respect to its Capital Contributions or its Capital Account, except as otherwise provided in this Agreement. The Capital Accounts are maintained for the sole purpose of allocating items of income, gain, loss, and deduction among the Members and shall have no effect on the amount of any distribution to any Members, in liquidation or otherwise.

Section 3.05   Loans From Members. Loans by any Member to the Company shall not be considered Capital Contributions and shall not affect the maintenance of such Member's Capital Account, other than to the extent provided in Section 3.01, if applicable.

ARTICLE IV
MEMBERS

Section 4.01   Members; Initial Capital Contributions. The Class A Members of the Company are listed on the books and records of the Company, each of which has agreed to be bound by this Agreement and upon such agreement has been admitted to the Company as a Member. Each Class A Member's initial Capital Contribution is set forth in the books and records of the Company. The Class B Members of the Company are listed on the books and records of the Company, each of which has executed this Agreement and is hereby admitted to the Company as a Member. Each Class B Member's initial Capital Contribution, if any, is set forth in the books and records of the Company.

Section 4.02   Limited Liability. Except as otherwise provided in this Agreement or the Delaware Act, no Member (or former Member) shall be liable for the obligations of the Company for any amounts in excess of the amount of its Capital Contributions to the Company (or the amount of Capital Contributions that were required to be made to the Company, if greater), plus such Member's share of the undistributed profits of the Company to which they are entitled, plus, to the extent required by law, or as otherwise described in this Agreement, any amounts distributed by the Company to such Member; provided, that the foregoing shall not be construed in any way to alleviate a Member's obligations to the Company.

Section 4.03   Investment Representation. Each Member, by agreeing to be bound to this Agreement, represents and warrants that its Membership Interest in the Company has been acquired by it for its own account, for investment and not with a view to resale, distribution, subdivision or fractionalization thereof, no other Person will have any direct or indirect beneficial interest in or right to such Membership Interest, that it acknowledges that ownership of its Membership Interest does not provide it with direct ownership of the Company's assets, and it, pursuant to this Agreement, irrevocably waives during the term of the Company any right that it may have to maintain any action for partition with respect to the property of the Company, and that it is fully aware that in agreeing to admit it as a Member, the Manager and the Company are relying upon the truth and accuracy of such representation and warranty.

Section 4.04   Meetings of the Members; Action without Meeting.

(a)   The Company shall not be required to hold annual or other meetings of the Members. Subject to the foregoing, a meeting of the Members may be called at any time by the Manager. If called, the Manager shall give written notice of the meeting to each Member not less than three (3) days before each meeting. The notice shall state the time, place, and purpose of the meeting. Notwithstanding the foregoing provisions, each Member who is entitled to notice waives notice if, before or after the meeting, the Member signs a waiver of notice. Members may participate in a meeting by telephone conference or similar communications equipment by means of which all Persons participating in the meeting can speak to and hear each other. Such participation shall constitute presence in person at the meeting. A quorum of any meeting of the Members shall require the presence, whether in person

or by proxy, of the Members holding a Majority in Interest of the Membership Interest. Subject to Section 4.04(b), no action may be taken by the Members unless the appropriate quorum is present at a meeting.

(b) Notwithstanding the provisions of Section 4.04(a), any matter that is to be voted on, consented to, or approved by Members may be taken without a meeting, without prior notice, and without a vote if consented to, in writing or by Electronic Transmission, by a Member or Members holding not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which each Member entitled to vote on the action is present and votes. A record shall be maintained by the Manager of each such action taken by written consent of a Member or Members.

Section 4.05   Other Activities. Except as otherwise provided herein, each of the parties hereto shall be entitled to engage in and/or possess any interest in other businesses and investment ventures or transactions, of any nature or description, independently or with others, whether existing as of the date hereof or hereafter coming into existence, and whether or not directly or indirectly competitive with the business of the Company and no party shall be obligated to present any investment or business opportunity to the Company, even if such opportunity involves a business similar to the Company's business.

Section 4.06   Admission of New Members; Additional Capital Contributions.

(a) New Members may be admitted from time to time (i) in connection with the issuance of Membership Interests by the Company, subject to compliance with the provisions of this Section 4.06, or (ii) in connection with a Transfer of Membership Interests, subject to compliance with the provisions of ARTICLE VIII, and in either case, following compliance with the provisions of Section 4.06(b) in the sole discretion of the Manager.

(b) In order for any Person not already a Member of the Company to be admitted as a Member, whether pursuant to an issuance or Transfer of Membership Interests, such Person shall have executed and delivered to the Company a written undertaking substantially in the form of the Joinder Agreement or by other means, in the sole discretion of the Manager. Upon the amendment of Schedule A of the Agreement by the Manager or its designated transfer agent, as applicable, and the satisfaction of any other applicable conditions, including the receipt by the Company of payment for the issuance of Membership Interests, such Person shall be admitted as a Member and deemed listed as such on the books and records of the Company. The Manager shall also adjust the Capital Accounts of the Members as necessary in accordance with Section 3.01.

(c) No Member shall be obligated to make any Additional Capital Contributions to the Company.

(d) All Capital Contributions under this Section 4.06 shall be credited to the contributing Member's Capital Account.

(e) No Member shall have any obligation to the Company or to any other Member's Capital Account. No interest shall be paid by the Company on any Capital Contributions.

Section 4.07   Return of Capital Contributions. Except as otherwise expressly provided herein, no Member shall be entitled to the return of any part of his, her or its Capital Contributions or to be paid interest in respect of his, her or its Capital Contributions. No Member shall have any personal liability for the return of the Capital Contribution of any other Member and no Member shall have any priority over any other Member with respect to the return of any Capital Contribution.

Section 4.08   No Interest in Company Property. No assets (real or personal, tangible or intangible, including cash) of the Company, owned or held by the Company, whether owned or held by the Company at the date of its formation or thereafter acquired shall be deemed to be owned by any Member individually, but shall be owned by, and title shall be vested solely in, the Company. Without limiting the foregoing, each Member hereby irrevocably waives during the term of the Company any right that such Member may have to maintain any action for partition with respect to the property of the Company.

Section 4.09   Certificates.

(a)   The Manager may, but shall not be required to, issue certificates to the Members representing the Membership Interests held by such Member.

(b)   If the Manager issues certificates representing Class A Units or Class B Units in accordance with Section 4.09, then in addition to any other legend required by Applicable Law, all certificates representing issued and outstanding Class A Units or Class B Units, or other form of notation evidencing the underlying securities, shall bear a legend substantially in the following form:

THE MEMBERSHIP INTERESTS REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LIMITED LIABILITY COMPANY AGREEMENT AMONG THE COMPANY AND ITS MEMBERS, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL EXECUTIVE OFFICE OF THE COMPANY. NO TRANSFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION OR OTHER DISPOSITION OF THE MEMBERSHIP INTERESTS REPRESENTED BY THIS CERTIFICATE MAY BE MADE EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF SUCH LIMITED LIABILITY COMPANY AGREEMENT.

THE MEMBERSHIP INTERESTS REPRESENTED BY THIS CERTIFICATE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY OTHER APPLICABLE SECURITIES LAWS AND MAY NOT BE TRANSFERRED, SOLD, ASSIGNED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED EXCEPT PURSUANT TO (A) A REGISTRATION STATEMENT EFFECTIVE UNDER SUCH ACT AND LAWS, OR (B) AN EXEMPTION FROM REGISTRATION THEREUNDER.


ARTICLE V
DISTRIBUTIONS


Section 5.01   Distributions of Cash Flow and Capital Proceeds.

(a)   Any available cash or cash equivalents of the Company, after allowance for payment of all Company obligations then due and payable, including the Management Fee, if debt service and operating expenses and for such reasonable reserves as the Manager shall determine, shall be distributed to the Members, on at least an annual basis if available, *pro rata* and *pari passu* as follows:

(i)   *First*, 100% to each Class A Member until such Class A Member has received cumulative distributions pursuant to this Section 5.01(a)(i) equal to such Class A Member's aggregate Capital Contribution; and

(ii)   *Second*, 100% of the remainder to Class A Members *pro rata* in proportion to their Class A Member Percentage Interest.

(b)   If a Member has committed to an Additional Capital Contribution that it has not yet funded, any amount that otherwise would be distributed to such Member pursuant to Section 5.01(a) or ARTICLE X (up to the amount of such Additional Capital Contribution, together with interest accrued thereon) shall not be paid to such Member but shall be deemed distributed to such Member and applied on behalf of such Member pursuant to Section 4.06.

(c)   Notwithstanding any provision to the contrary contained in this Agreement, the Company shall not make any distribution to Members if such distribution would violate § 18-607 of the Delaware Act or other Applicable Law or if such distribution is prohibited by the LLC's then-applicable debt-financing agreements.

ARTICLE VI
MANAGEMENT

Section 6.01   Management of the Company. The management and control of the Company shall be vested exclusively in the Manager, and the business and affairs of the Company shall be managed under the direction of the Manager. The Manager shall have full and complete discretion to manage and control the business and affairs of the Company, to make all decisions affecting the business and affairs of the Company and to take all such actions as it deems necessary or appropriate to accomplish the purposes of the Company set forth in Section 2.05. The actions of the Manager taken in accordance with the provisions of this Agreement shall bind the Company. No other Member of the Company shall have any authority or right to act on behalf of or bind the Company, unless otherwise provided herein or unless specifically authorized by the Manager pursuant to a resolution expressly authorizing such action which resolution is duly adopted by the Manager. The Manager shall, to the maximum extent permitted by the Delaware Act, be permitted to delegate to a third-party manager selected by the Manager in its sole discretion, all of the powers of the Manager, *provided* that no such delegation shall reduce the responsibility of the Manager for the conduct of the Company and the Manager shall be liable for the conduct of any third-party manager as if such conduct were the conduct of the Manager. Furthermore, the Manager shall be permitted to assign its interest in the Management Fee to such third-party manager in its sole discretion.

Section 6.02   Officers Pursuant to a resolution expressly authorizing such appointment that is duly adopted by the Manager, the Manager may appoint individuals as officers of the Company (the "***Officers***") as it deems necessary or desirable to carry on the business of the Company and the Manager may delegate to such Officers such power and authority as the Manager deems advisable. No Officer need be a Member of the Company. Any individual may hold two or more offices of the Company. Each Officer shall hold office until his successor is designated by the Manager or until his earlier death, resignation, or removal. Any Officer may resign at any time on written notice to the Manager. Any Officer may be removed by the Manager with or without cause at any time. A vacancy in any office occurring because of death, resignation, removal or otherwise, may, but need not, be filled by the Manager.

Section 6.03   Authority of the Manager. The Manager shall have the power on behalf of and in the name of the Company to take any action or make any decisions hereunder on behalf of the Company in furtherance of the Business of the Company as set forth in Section 2.05, to carry out any and all of the objects and purposes of the Company and to perform all acts and enter into and perform all contracts and other undertakings which it may deem necessary or advisable or incidental thereto, including, without limitation, the power to:

(a)   acquire, hold, maintain, and sell Company assets;

(b)   borrow or raise monies, on behalf of the Company;

(c)   open, maintain and close bank accounts and brokerage accounts in the name of the Company as a whole and draw checks or other orders for the payment of monies in respect thereof;

(d)   do any and all acts and things on behalf of the Company, and exercise all rights of the Company, with respect to its interest in any Person, including, without limitation, participation in arrangements with creditors, the institution and settlement or compromise of suits and administrative proceedings and other like or similar matters;

(e)   approve the disclosure by Members of the Company's Confidential Information;

(f)   defer and/or offset distributions to the Members in order to satisfy liabilities of the Company (including indemnification obligations) or recoup prior expenditures relating thereto;

(g)   adjust allocations to Members in order to effectuate the economic arrangements of the Members;

(h)   modify allocations of profits and losses, and all items of income, gain, loss, deduction and credit in order to comply with the Code section 704 and the Regulations promulgated thereunder;

(i)   distribute available cash or property from the Company to the Members, at such times and in such amounts as determined by the Manager in his sole discretion;

(j)   collect unpaid interest in connection with any tax withholding from amounts otherwise distributable to a Member or through exercise of any and all rights and remedies available to a creditor;

(k)   organize one or more corporations, partnerships or other entities (foreign or domestic) formed to hold record title, as nominee for the Company, to securities or funds attributable to the Company;

(l) engage, terminate and/or replace personnel, whether part-time or full-time, attorneys, accountants, appraisers, transfer agent, or other advisers or such other Persons as it may deem necessary or advisable;

(m) compensate any Member for services rendered by such Member to the Company;

(n) approve a Conversion and take any and all actions as are reasonably necessary to give effect to such Conversion;

(o) approve an Approved Sale of the Company;

(p) approve the withdrawal of capital from the Company by a Member;

(q) approve the transfer of Membership Interests by a Member,

(r) resign and appoint an Affiliate of the Manager as the Manager of the Company;

(s) dissolve and wind up the affairs of the Company;

(t) amend or modify this Agreement, subject to the limitations contained in Section 11.10 herein;

(u) remove any officer of the Company, with or without cause, subject to any employment agreement or other similar written agreement between the Company and such officer; and

(v) authorize any Member, employee, or other agent to act for, or on behalf of, the Company as to the foregoing and all matters pertaining hereto.

Section 6.04   Other Authority of the Manager. The Manager is hereby authorized (but not required) to take any action it has determined in good faith to be necessary, desirable, or appropriate in order that (i) the Company not be an "*investment company*" as such term is defined in the Investment Company Act of 1940; (ii) each of the Company, the Members, and each of their respective Affiliates not be subject to a material adverse effect as a result of their Interest in the Company, services provided to or by the Company, as applicable; and (iii) each of the Company, the Members, the Manager, and each of their respective Affiliates, not be in violation of any law or regulation applicable to such party, including, without limitation:

(a) making structural, operational, or other changes in the Company by amending this Agreement in order to cure any violation of law or regulation; *provided* that such amendment does not have a material adverse effect on the Members as a whole;

(i) requiring the sale, in whole or in part, of any Member's Interest in the Company, or otherwise causing the withdrawal of any Member from the Company; and/or

(ii) dissolving the Company.

(b) Any action taken by the Manager pursuant to this Section 6.04 shall not require the approval of any Member.

Section 6.05   Other Activities. Nothing contained in this Agreement shall prevent any Member, including the Manager, or any of its Affiliates from engaging in any other activities or businesses, regardless of whether those activities or businesses are similar to or competitive with the Business. None of the Members nor any of their Affiliates shall be obligated to account to the Company or to the other Member for any profits or income earned or derived from other such activities or businesses. None of the Members nor any of their Affiliates shall be obligated to inform the Company or the other Member of any business opportunity of any type or description.

Section 6.06   Compensation and Reimbursement of Manager.

(a) **Reimbursement and Expenses**. Except as otherwise provided herein, the Manager shall not be compensated for its services as the Manager, but the Company shall reimburse the Manager for all reasonable, ordinary, necessary, and direct expenses incurred by the Manager on behalf of the Company in carrying out the Company's business activities, including, without limitation, salaries of officers and employees of the Manager who are carrying out the Company's business activities. All reimbursements for expenses shall be reasonable in amount in the aggregate for any Fiscal Year. In no event shall the reimbursement of expenses incurred by Manager on behalf of the Company be greater than the Management Fee (as defined below)(i.e., 2.50% of the Company's quarterly gross revenue).

(b) **Management Fee.** In consideration for its services, the Manager shall initially receive a management fee (the "*Management Fee*") paid quarterly in arrears equal to 2.50% of the Company's quarterly gross revenue. If and when the aggregate distributions made to Class A Members pursuant to Section 5.01(a)(i) equal the Class A Members' aggregate Capital Contributions, the Management Fee will increase to 5.0% of the Company's quarterly gross revenue, paid quarterly in arrears.

(c) **Removal or Resignation of Manager.** The Manager may not be removed. The Manager may resign and appoint a new Manager, including an Affiliate of the Manager, as the Manager of the Company without the consent of any Members. The resignation of the Manager shall not affect its rights as a Member and shall not constitute a withdrawal of a Member.

Section 6.07 Events Affecting the Manager. If the Manager withdraws, resigns, or dies without appointing a successor Manager, then a successor Manager may be promptly appointed by vote of the Majority in Interest of the Members. The death, withdrawal, bankruptcy, dissolution, liquidation, reorganization, merger, sale of all or substantially all the stock or assets of, or other change in the ownership or nature of the Manager shall not dissolve the Company, and upon the happening of any such event, the affairs of the Company shall be continued without dissolution by the Manager or any successor entity.

ARTICLE VII
EXCULPATION AND INDEMNIFICATION

Section 7.01 Exculpation of Covered Persons.

(a) **Covered Persons.** As used herein, the term "*Covered Person*" shall mean (i) each Member, including the Manager; (ii) each officer, director, stockholder, partner, member, Affiliate, employee, agent or representative of each Member, the Manager and each of their Affiliates; and (iii) each Officer, employee, agent or representative of the Company.

(b) **Standard of Care.** No Covered Person shall be liable to the Company or any other Covered Person for any loss, damage or claim incurred by reason of any action taken or omitted to be taken by such Covered Person in good faith reliance on the provisions of this Agreement, so long as such action or omission does not constitute fraud, gross negligence, willful misconduct, or a material breach or knowing violation of this Agreement by such Covered Person.

(c) **Good Faith Reliance.** A Covered Person shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports or statements (including financial statements and information, opinions, reports or statements as to the value or amount of the assets, liabilities, Net Income or Net Losses of the Company or any facts pertinent to the existence and amount of assets from which distributions might properly be paid) of the following Persons or groups: (i) another Member; (ii) the Manager; (iii) one or more Officers or employees of the Company; (iv) any attorney, independent accountant, appraiser or other expert or professional employed or engaged by or on behalf of the Company; or (v) any other Person selected in good faith by or on behalf of the Company, in each case as to matters that such relying Person reasonably believes to be within such other Person's professional or expert competence. The preceding sentence shall in no way limit any Person's right to rely on information to the extent provided in Section 18-406 of the Delaware Act. The Manager may consult with legal counsel, accountants, appraisers, management consultants, investment bankers, and other consultants and advisers selected by the Manager, and any act taken or omitted to be taken in reliance upon the advice or opinion of such Persons as to matters that the Manager reasonably believes to be within such Person's professional or expert competence shall be conclusively presumed to have been done or omitted in good faith and in accordance with such advice or opinion.

Section 7.02   Liabilities and Duties of Covered Persons.

(a)   <u>**Limitation of Liability.**</u> This Agreement is not intended to, and does not, create or impose any fiduciary duty on any Covered Person. Furthermore, each of the Members and the Company hereby waives any and all fiduciary duties that, absent such waiver, may be implied by Applicable Law, and in doing so, acknowledges and agrees that the duties and obligation of each Covered Person to each other and to the Company are only as expressly set forth in this Agreement. The provisions of this Agreement, to the extent that they restrict the duties and liabilities of a Covered Person otherwise existing at law or in equity, are agreed by the Members to replace such other duties and liabilities of such Covered Person.

(b)   <u>**Duties.**</u> Whenever in this Agreement a Covered Person is permitted or required to make a decision (including a decision that is in such Covered Person's "discretion" or under a grant of similar authority or latitude), such Covered Person shall be entitled to consider only such interests and factors as such Covered Person desires, including its own interests, and shall have no duty or obligation to give any consideration to any interest of or factors affecting the Company or any other Person. Whenever in this Agreement a Covered Person is permitted or required to make a decision in such Covered Person's "good faith," the Covered Person shall act under such express standard and shall not be subject to any other or different standard imposed by this Agreement or any other Applicable Law.

Section 7.03   Indemnification.

(a)   <u>**Indemnification.**</u> To the fullest extent permitted by the Delaware Act, as the same now exists or may hereafter be amended, substituted or replaced (but, in the case of any such amendment, substitution or replacement, only to the extent that such amendment, substitution or replacement permits the Company to provide broader indemnification rights than the Delaware Act permitted the Company to provide prior to such amendment, substitution or replacement), the Company shall indemnify, hold harmless, defend, pay and reimburse any Covered Person against any and all losses, claims, damages, judgments, fines or liabilities, including reasonable legal fees or other expenses incurred in investigating or defending against such losses, claims, damages, judgments, fines or liabilities, and any amounts expended in settlement of any claims (collectively, "***Losses***") to which such Covered Person may become subject by reason of:

(i)   any act or omission or alleged act or omission performed or omitted to be performed on behalf of the Company, any Member or any direct or indirect Subsidiary of the foregoing in connection with the Business of the Company; or

(ii)   such Covered Person being or acting in connection with the Business of the Company as a member, stockholder, Affiliate, manager, director, officer, employee or agent of the Company, any Member, or any of their respective Affiliates, or that such Covered Person is or was serving at the request of the Company as a member, manager, director, officer, employee or agent of any Person including the Company;

provided, that (x) such Covered Person acted in good faith and in a manner believed by such Covered Person to be in, or not opposed to, the best interests of the Company and within the scope of such Covered Person's authority conferred on him or it by the Company and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful, and (y) such Covered Person's conduct did not constitute fraud, gross negligence, willful misconduct or a material breach or knowing violation of this Agreement by such Covered Person. In addition, the provisions of this Section 7.03 shall not apply with respect to Losses of Covered Persons incurred pursuant to an agreement to indemnify, hold harmless, defend, pay or reimburse such Losses unless properly authorized by the Company in writing. In connection with the foregoing, the termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of *nolo contendere* or its equivalent, shall not, of itself, create a presumption

that the Covered Person did not act in good faith or, with respect to any criminal proceeding, had reasonable cause to believe that such Covered Person's conduct was unlawful, or that the Covered Person's conduct constituted fraud, gross negligence, willful misconduct or a material breach or knowing violation of this Agreement.

(b) **Control of Defense.** Upon a Covered Person's discovery of any claim, lawsuit or other proceeding relating to any Losses for which such Covered Person may be indemnified pursuant to this Section 7.03, the Covered Person shall give prompt written notice to the Company of such claim, lawsuit or proceeding, *provided*, that the failure of the Covered Person to provide such notice shall not relieve the Company of any indemnification obligation under this Section 7.03, unless the Company shall have been materially prejudiced thereby. Subject to the approval of the disinterested Members, the Company shall be entitled to participate in or assume the defense of any such claim, lawsuit or proceeding at its own expense. After notice from the Company to the Covered Person of its election to assume the defense of any such claim, lawsuit or proceeding, the Company shall not be liable to the Covered Person under this Agreement or otherwise for any legal or other expenses subsequently incurred by the Covered Person in connection with investigating, preparing to defend or defending any such claim, lawsuit, or other proceeding. If the Company does not elect (or fails to elect) to assume the defense of any such claim, lawsuit or proceeding, the Covered Person shall have the right to assume the defense of such claim, lawsuit or proceeding as it deems appropriate, but it shall not settle any such claim, lawsuit or proceeding without the consent of the Company (which consent shall not be unreasonably withheld, conditioned, or delayed).

(c) **Reimbursement.** The Company shall promptly reimburse (and/or advance to the extent reasonably required) each Covered Person for reasonable legal or other expenses (as incurred) of such Covered Person in connection with investigating, preparing to defend or defending any claim, lawsuit or other proceeding relating to any Losses for which such Covered Person may be indemnified pursuant to this Section 7.03; *provided*, that if it is finally judicially determined that such Covered Person is not entitled to the indemnification provided by this Section 7.03, then such Covered Person shall promptly reimburse the Company for any reimbursed or advanced expenses.

(d) **Entitlement to Indemnity.** The indemnification provided by this Section 7.03 shall not be deemed exclusive of any other rights to indemnification to which those seeking indemnification may be entitled under any agreement or otherwise. The provisions of this Section 7.03 shall continue to afford protection to each Covered Person regardless of whether such Covered Person remains in the position or capacity pursuant to which such Covered Person became entitled to indemnification under this Section 7.03 and shall inure to the benefit of the executors, administrators, legatees and distributees of such Covered Person.

(e) **Insurance.** To the extent available on commercially reasonable terms, the Company may purchase, at its expense, insurance to cover Losses covered by the foregoing indemnification provisions and to otherwise cover Losses for any breach or alleged breach by any Covered Person of such Covered Person's duties in such amount and with such deductibles as the Manager may reasonably determine; *provided*, that the failure to obtain such insurance shall not affect the right to indemnification of any Covered Person under the indemnification provisions contained herein, including the right to be reimbursed or advanced expenses or otherwise indemnified for Losses hereunder. If any Covered Person recovers any amounts in respect of any Losses from any insurance coverage, then such Covered Person shall, to the extent that such recovery is duplicative, reimburse the Company for any amounts previously paid to such Covered Person by the Company in respect of such Losses.

(f) **Funding of Indemnification Obligation.** Notwithstanding anything contained herein to the contrary, any indemnity by the Company relating to the matters covered in this Section 7.03 shall be provided out of and to the extent of Company assets only, and no Member (unless such Member otherwise agrees in writing) shall have personal liability on account thereof or shall be required to make Additional Capital Contributions to help satisfy such indemnity by the Company.

(g) **Savings Clause.** If this Section 7.03 or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify and hold harmless each Covered Person pursuant to this Section 7.03 to the fullest extent permitted by any applicable portion of this Section 7.03 that shall not have been invalidated and to the fullest extent permitted by Applicable Law.

(h) **Amendment.** The provisions of this Section 7.03 shall be a contract between the Company, on the one hand, and each Covered Person who served in such capacity at any time while this Section 7.03 is in effect, on the other hand, pursuant to which the Company and each such Covered Person intend to be legally bound. No amendment, modification or repeal of this Section 7.03 that adversely affects the rights of a Covered Person to indemnification for Losses incurred or relating to a state of facts existing prior to such amendment, modification or repeal shall apply in such a way as to eliminate or reduce such Covered Person's entitlement to indemnification for such Losses without the Covered Person's prior written consent.

Section 7.04   **Survival.** The provisions of this ARTICLE VII shall survive the dissolution, liquidation, winding up and termination of the Company.


ARTICLE VIII
TRANSFER


Section 8.01   **Restrictions on Transfer.**

(a) No Member shall Transfer all or any portion of its Membership Interest in the Company without the written consent of the Manager (which consent may be granted or withheld in the sole discretion of the Manager) (a "*Permitted Transfer*"). No Transfer of Membership Interests to a Person not already a Member of the Company shall be deemed completed until the prospective Transferee is admitted as a Member of the Company in accordance with Section 4.06(b) hereof.

(b) Notwithstanding any other provision of this Agreement, each Member agrees that it will not Transfer all or any portion of its Membership Interest in the Company, and the Company agrees that it shall not issue any Membership Interests:

(i)   except as permitted under the Securities Act and other applicable federal or state securities or blue-sky laws, and then, with respect to a Transfer of Membership Interests, if requested by the Manager, only upon delivery to the Company of an opinion of counsel in form and substance satisfactory to the Company to the effect that such Transfer may be effected without registration under the Securities Act;

(ii)   if such Transfer or issuance would affect the Company's existence or qualification as a limited liability company under the Delaware Act;

(iii)   if such Transfer or issuance would cause the Company to lose its status as a corporation for federal income tax purposes; or

(iv)   if such Transfer or issuance would cause the Company to be required to register as an investment company under the Investment Company Act of 1940, as amended.

(c) Any Transfer or attempted Transfer of any Membership Interest in violation of this Agreement shall be null and void, no such Transfer shall be recorded on the Company's books and the purported Transferee in any such Transfer shall not be treated (and the

purported Transferor shall continue be treated) as the owner of such Membership Interest for all purposes of this Agreement.

(d)   For the avoidance of doubt, any Transfer of a Membership Interest permitted by this Agreement shall be deemed a sale, transfer, assignment or other disposal of such Membership Interest in its entirety as intended by the parties to such Transfer, and shall not be deemed a sale, transfer, assignment or other disposal of any less than all of the rights and benefits described in the definition of the term "Membership Interest," unless otherwise explicitly agreed to by the parties to such Transfer.

Section 8.02   **Involuntary Transfers.** In the event that the Membership Interest owned by any Member shall be subject to an involuntary Transfer, including by reason of (a) bankruptcy or insolvency proceedings, whether voluntary or involuntary, (b) distraint, levy, execution or other involuntary Transfer, unless, in the case of this clause (b), the transferee releases such Interests within five (5) business days of the occurrence of any such involuntary Transfer, (c) a Transfer by operation of law (including in connection with a divorce or pursuant to applicable laws of descent and distribution in the event of the death of an individual Member holding such Class A Interests or Class B Interests) unless such Transfer constitutes a Permitted Transfer, or (d) Disability (each such subsections (a) through (d), an "*Involuntary Transfer*"), such Member (or his, her or its personal representative) shall give the Company written notice of such Involuntary Transfer stating the terms of such proposed Transfer, the identity of the proposed transferee and the price or other consideration, if readily determinable, for which the subject Membership Interest is to be transferred. After receipt of such notice, the Company (or its assignee, as determined by the Manager) shall have the right to purchase up to all of the Membership Interest held by such Member (or his, her or its personal representative) at the price and on the terms applicable to such proposed Transfer, which right shall be exercised by written notice given by the Company to the Member (or his, her or its personal representative) within ninety (90) days after the Company's receipt of such notice.

Section 8.03   **Approved Sale; Drag Along.** If the Manager approves a sale of the Company to a third-party good faith purchaser (an "*Approved Sale*"), then each Member shall be deemed to vote for, consent to and raise no objections against such Approved Sale. If the Approved Sale is structured as a (i) merger, consolidation or asset sale, each Member holding a Membership Interest shall waive any dissenters rights, appraisal rights or similar rights in connection with such merger, consolidation or asset sale or (ii) sale of Membership Interest, each holder of a Membership Interest shall agree to sell all of his, her or its Membership Interest and rights to acquire a Membership Interest on the terms and conditions approved by the Manager, including, without limitation, any and all representations and warranties provided by the Members, indemnification obligations of the Members, escrow and other holdback arrangements, contingent purchase price arrangements, covenants and restrictive covenants made by the Members in connection therewith.

Section 8.04   **No Withdrawal.**

(a)   So long as a Member continues to hold any Membership Interests, such Member shall not have the ability to withdraw or resign as a Member prior to the dissolution and winding up of the Company and any such withdrawal or resignation or attempted withdrawal or resignation by a Member prior to the dissolution or winding up of the Company shall be null and void. As soon as any Person who is a Member ceases to hold any Membership Interests, such Person shall no longer be a Member.

(b)   Notwithstanding anything to the contrary under this Agreement, the Manager may expel a Member or require such Member to withdraw all or any portion of its Membership Interest in the Company immediately, with no prior notice, if the Manager deems it to be in the best interests of the Company to do so because the continued participation of such Member in the Company might cause the Company to violate any law, rule or regulation, expose the Company or the Manager to the risk of litigation, arbitration, administrative proceedings or any similar action or proceeding or otherwise have an adverse effect (whether legal, regulatory, tax otherwise) on the other Members, the Company, the Manager or any of its or their Affiliates, including, without limitation, to avoid having the Company's assets treated as "plan assets" for purposes of ERISA. Upon such expulsion or withdrawal of a Member (the "*Expelled Member*"), the Company (or its assignee, as determined by the Manager) shall have the right to purchase up to all of the Membership Interest held by the Expelled Member at purchase price equal to seventy-five (75%) of the Fair Market Value

of such Membership Interests as of the date of the expulsion or withdrawal. The purchaser may elect to pay such purchase price as follows: ten percent (10%) of the purchase price to be paid in cash at the closing, with the balance of the purchase price to be evidenced by a negotiable promissory note of the purchaser delivered to the Expelled Member. The promissory note shall bear interest at the applicable federal rate in effect on the date of the note's execution and shall provide for equal monthly installments of principal and interest over a period of sixty (60) months but shall permit prepayment of principal without penalty.

ARTICLE IX
ACCOUNTING; TAX MATTERS

Section 9.01   **Financial Statements.** The Company shall furnish to each Member the following reports:

(a)   **Annual Financial Statements.** As soon as available, and in any event within one hundred twenty (120) days after the end of each Fiscal Year, unaudited balance sheets of the Company at the end of each such Fiscal Year and unaudited consolidated statements of income, cash flows and Members' equity for such Fiscal Year, in each case setting forth in comparative form the figures for the previous Fiscal Year.

Section 9.02   **Inspection Rights.** Upon (i) reasonable notice from the Class A Members holding no less than a majority of the Membership Interests then outstanding, or (ii) reasonable notice from a Class B Member, the Company shall afford such Class A Members, or Class B Member, as the case may be, and its Representatives access during normal business hours to (a) the Company's offices, (b) the corporate, financial and similar records, reports and documents of the Company, including all books and records, minutes of proceedings, internal management documents, reports of operations, reports of adverse developments, copies of any management letters and communications with Members (including the Manager), and to permit each Member and its Representatives to examine such documents and make copies thereof or extracts therefrom; and (c) any Officers, senior employees and accountants of the Company, and to afford each Member and its Representatives the opportunity to discuss and advise on the affairs, finances and accounts of the Company with such Officers, senior employees and accountants (and the Company hereby authorizes such employees and accountants to discuss with such Member and its Representatives such affairs, finances and accounts); *provided* that (x) the requesting Member shall bear its own expenses and all reasonable expenses incurred by the Company in connection with any inspection or examination requested by such Member pursuant to this Section 9.02 and (y) if the Company provides or makes available any report or written analysis for any Member pursuant to this Section 9.02, it shall promptly provide or make available such report or analysis to or for any other Member. If any requested records, reports and documents of the Company can be provided in digital format, the Company may provide, at its option, such records, reports and documents to the Members instead in a digital format to be reviewed outside of the Company's offices.

Section 9.03   **Income Tax Status.** It is the intent of this Company and the Members that this Company shall be treated as a corporation for U.S., federal, state, and local income tax purposes. The Manager, in its sole and absolute discretion may make an election for the Company to be classified as other than a corporation pursuant to Treasury Regulations Section 301.7701-3.

Section 9.04   **Tax Returns.** At the expense of the Company, the Manager (or any Officer that it may designate pursuant to Section 6.02) shall endeavor to cause the preparation and timely filing (including extensions) of all tax returns required to be filed by the Company pursuant to the Code as well as all other required tax returns in each jurisdiction in which the Company own property or do business. As soon as reasonably possible after the end of each Fiscal Year, the Manager or designated Officer will cause to be delivered to each Person who was a Member at any time during such Fiscal Year, IRS Schedule K-1 to Form 1065 and such other information with respect to the Company as may be necessary for the preparation of such Person's federal, state and local income tax returns for such Fiscal Year.

Section 9.05   **Company Funds.** All funds of the Company shall be deposited in its name, or in such name as may be designated by the Manager, in such checking, savings or other accounts, or held in its name in the form of such other investments as shall be designated by the Manager. The funds of the Company shall not be commingled with the funds of any other Person. All withdrawals of such deposits or liquidations of such investments by the Company shall be made exclusively upon the signature or signatures of such Officer or Officers as the Manager may designate.

ARTICLE X
DISSOLUTION AND LIQUIDATION

Section 10.01   Events of Dissolution. The Company shall be dissolved and its affairs wound up only upon the occurrence of any of the following events:

(a)   The determination of the Manager and the Members holding a Majority in Interest to dissolve the Company;

(b)   The sale, exchange, involuntary conversion, or other disposition or Transfer of all or substantially all the assets of the Company; or

(c)   The entry of a decree of judicial dissolution under § 18-802 of the Delaware Act.

Section 10.02   Effectiveness of Dissolution. Dissolution of the Company shall be effective on the day on which the event described in Section 10.01 occurs, but the Company shall not terminate until the winding up of the Company has been completed, the assets of the Company have been distributed as provided in Section 10.03 and the Certificate of Formation shall have been cancelled as provided in Section 10.04.

Section 10.03   Liquidation. If the Company is dissolved pursuant to Section 10.01, the Company shall be liquidated and its business and affairs wound up in accordance with the Delaware Act and the following provisions:

(a)   **Liquidator.** The Manager shall act as liquidator to wind up the Company (the "*Liquidator*"). The Liquidator shall have full power and authority to sell, assign, and encumber any or all of the Company's assets and to wind up and liquidate the affairs of the Company in an orderly and business-like manner.

(b)   **Accounting.** As promptly as possible after dissolution and again after final liquidation, the Liquidator shall cause a proper accounting to be made by a recognized firm of certified public accountants of the Company's assets, liabilities and operations through the last day of the calendar month in which the dissolution occurs or the final liquidation is completed, as applicable.

(c)   **Distribution of Proceeds.** The Liquidator shall liquidate the assets of the Company and distribute the proceeds of such liquidation in the following order of priority, unless otherwise required by mandatory provisions of Applicable Law:

(i)   *first*, to the payment of all of the Company's debts and liabilities to its creditors (including Members, if applicable) and the expenses of liquidation (including sales commissions incident to any sales of assets of the Company);

(ii)   *second*, to the establishment of and additions to reserves that are determined by the Liquidator to be reasonably necessary for any contingent unforeseen liabilities or obligations of the Company; and

(iii)   *third*, to the Members in the same manner as distributions are made under and pursuant to Section 5.01.

(d)   **Discretion of Liquidator.** Notwithstanding the provisions of Section 10.03(c) that require the liquidation of the assets of the Company, but subject to the order of priorities set forth in Section 10.03(c), if upon dissolution of the Company the Liquidator reasonably determines that an immediate sale of part or all of the Company's assets would be impractical or could cause undue loss to the Members, the Liquidator may defer the liquidation of any assets except those necessary to satisfy Company liabilities and reserves, and may distribute to the Members, in lieu of cash, as tenants in common and in accordance with the provisions of Section 10.03(c), undivided interests in such Company assets as the Liquidator deems not suitable for liquidation. Any such distribution in kind shall be subject to such conditions relating to the disposition and management of such properties as the Liquidator deems reasonable and equitable and to any agreements governing the operating of such properties at such time. For purposes of any such distribution, any property to be distributed will be valued at its Fair Market Value, as determined by the Liquidator in good faith.

Section 10.04   Cancellation of Articles. Upon completion of the distribution of the assets of the Company as provided in Section 10.03(c) hereof, the Company shall be terminated and the Liquidator shall cause the cancellation of the Certificate of Formation in the State of Delaware and of all qualifications and registrations of the Company as a foreign limited liability company in jurisdictions other than the State of Delaware and shall take such other actions as may be necessary to terminate the Company.

Section 10.05   Survival of Rights, Duties and Obligations. Dissolution, liquidation, winding up or termination of the Company for any reason shall not release any party from any Loss that at the time of such dissolution, liquidation, winding up or termination already had accrued to any other party or thereafter may accrue in respect of any act or omission prior to such dissolution, liquidation, winding up or termination. For the avoidance of doubt, none of the foregoing shall replace, diminish or otherwise adversely affect any Member's right to indemnification pursuant to Section 7.03.

Section 10.06   Recourse for Claims. Each Member shall look solely to the assets of the Company for all distributions with respect to the Company, such Member's Capital Account, and such Member's share of Net Income, Net Loss and other items of income, gain, loss and deduction, and shall have no recourse therefor (upon dissolution or otherwise) against the Liquidator or any other Member.


ARTICLE XI
MISCELLANEOUS


Section 11.01   Expenses. Except as otherwise expressly provided herein, all costs and expenses, including fees and disbursements of counsel, financial advisors and accountants, incurred in connection with the preparation and execution of this Agreement, or any amendment or waiver hereof, and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses.

Section 11.02   Further Assurances. In connection with this Agreement and the transactions contemplated hereby, each Member hereby agrees, at the request of the Manager, to execute and deliver such additional documents, instruments, conveyances and assurances and to take such further actions as may be required to carry out the provisions hereof and give effect to the transactions contemplated hereby.

Section 11.03   Confidentiality.

(a)   Each Member acknowledges that during the term of this Agreement, it will have access to and become acquainted with trade secrets, proprietary information and confidential information belonging to the Company and its Affiliates that are not generally known to the public, including, but not limited to, information concerning business plans, financial statements and other information provided pursuant to this Agreement, operating practices and methods, expansion plans, strategic plans, marketing plans, contracts, customer lists or other business documents that the Company treats as confidential, in any format whatsoever (including oral, written, electronic or any other form or medium) (collectively, "***Confidential Information***"). In addition, each Member acknowledges that: (i) the Company has invested, and continues to invest, substantial time, expense and specialized knowledge in developing its Confidential Information; (ii) the Confidential Information provides the Company with a competitive advantage over others in the marketplace; and (iii) the Company would be irreparably harmed if the Confidential Information were disclosed to competitors or made available to the public. Without limiting the applicability of any other agreement to which any Member is subject, no Member shall, directly or indirectly, disclose or use (other than solely for the purposes of such Member monitoring and analyzing its investment in the Company) at any time, including, without limitation, use for personal, commercial or proprietary advantage or profit, either during its association with the Company or thereafter, any Confidential Information of which such Member is or becomes aware. Each Member in possession of Confidential Information shall take all appropriate steps to safeguard such information and to protect it against disclosure, misuse, espionage, loss and theft.

(b)   Nothing contained in Section 11.03(a) shall prevent any Member from disclosing Confidential Information: (i) upon the order of any court or administrative agency; (ii) upon the request or demand of any regulatory agency or authority having jurisdiction over

such Member; (iii) to the extent compelled by legal process or required or requested pursuant to subpoena, interrogatories or other discovery requests; (iv) to the extent necessary in connection with the exercise of any remedy hereunder; (v) to such Member's Representatives who, in the reasonable judgment of such Member, need to know such Confidential Information and agree to be bound by the provisions of this Section 11.03 as if a Member; or (vi) to any potential Permitted Transferee in connection with a proposed Transfer of Membership Interests from such Member, as long as such Transferee agrees to be bound by the provisions of this Section 11.03 as if a Member; *provided*, that in the case of clause (i), (ii) or (iii), such Member shall notify the Company and other Member of the proposed disclosure as far in advance of such disclosure as practicable (but in no event make any such disclosure before notifying the Company and other Member) and use reasonable efforts to ensure that any Confidential Information so disclosed is accorded confidential treatment satisfactory to the Company, when and if available.

(c)   The restrictions of Section 11.03(a) shall not apply to Confidential Information that: (i) is or becomes generally available to the public other than as a result of a disclosure by a Member in violation of this Agreement; (ii) is or has been independently developed or conceived by such Member without use of Confidential Information; or (iii) becomes available to such Member or any of its Representatives on a non-confidential basis from a source other than the Company, the Manager or any of their respective Representatives, *provided*, that such source is not known by the receiving Member to be bound by a confidentiality agreement regarding the Company.

(d)   The obligations of each Member under this Section 11.03 shall survive (i) the termination, dissolution, liquidation and winding up of the Company, and (ii) such Member's Transfer of its Membership Interests.

Section 11.04   Notices. All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given: (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by e-mail of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient; or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 11.04):

If to the Company:	Address:	**LUCIANO MEDIA ISSUER LLC** 1315 Brannon Bridge Circle Millsap, Texas, 76066
	Email: Attention:	nick.luciano.21@gmail.com Nicholas Luciano
If to Manager:	Address:	**LUCIANO MEDIA LLC** 1315 Brannon Bridge Circle Millsap, Texas, 76066
	Email: Attention:	nick.luciano.21@gmail.com Nicholas Luciano

If to a Member, to such Member's respective mailing address or email address, as set forth on the Members Schedule or otherwise in the books and records of the Company.

Section 11.05   Headings. The headings in this Agreement are inserted for convenience or reference only and are in no way intended to describe, interpret, define, or limit the scope, extent or intent of this Agreement or any provision of this Agreement.

Section 11.06   Severability. If any term or provision of this Agreement is held to be invalid, illegal or unenforceable under Applicable Law in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Except as provided in Section 7.03(g), upon such determination that any term or other provision is invalid, illegal or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to

effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

Section 11.07   Entire Agreement. This Agreement, together with the Certificate of Formation and all related Exhibits and Schedules, constitutes the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein and therein, and supersedes all prior and contemporaneous understandings, agreements, representations and warranties, both written and oral, with respect to such subject matter.

Section 11.08   Successors and Assigns. Subject to the restrictions on Transfers set forth herein, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, executors, administrators, successors and permitted assigns. This Agreement may not be assigned by any Member except as permitted by this Agreement and any assignment in violation of this Agreement shall be null and void.

Section 11.09   No Third-Party Beneficiaries. Except as provided in ARTICLE VII, which shall be for the benefit of and enforceable by Covered Persons as described therein, this Agreement is for the sole benefit of the parties hereto (and their respective heirs, executors, administrators, successors and assigns) and nothing herein, express or implied, is intended to or shall confer upon any other Person, including any creditor of the Company, any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 11.10   Amendment. This Agreement may be amended or modified from time to time only by the written consent of the Manager, including with respect to the creation of a new class of Units; provided, however, that no such amendment may: (a) modify the limited liability of a Member; modify the indemnification and exculpation rights of any indemnified party under this Agreement; or increase in any material respect the liabilities or responsibilities of, or diminish in any material respect the rights or protections of, any Member under this Agreement, including the creation of a new class of Units with economic interests senior to those of any existing class or classes of Units issued and outstanding, in each case, without the consent of a Majority in Interest of the Members so affected or each such indemnified party, as the case may be; or (b) amend or waive any provision of this Section 11.10.

Section 11.11   Waiver. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No waiver by any party shall operate or be construed as a waiver in respect of any failure, breach or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. No failure to exercise, or delay in exercising, any right, remedy, power or privilege arising from this Agreement shall operate or be construed as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. For the avoidance of doubt, nothing contained in this Section 11.11 shall diminish any of the explicit and implicit waivers described in this Agreement.

Section 11.12   Governing Law. All issues and questions concerning the application, construction, validity, interpretation and enforcement of this Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of laws of any jurisdiction other than those of the State of Delaware.

Section 11.13   Arbitration. Any claim, dispute, or controversy of whatever nature arising out of or relating to this Agreement (including any other agreement(s) contemplated hereunder), including, without limitation, any action or claim based on tort, contract, or statute (including any claims of breach or violation of statutory or common law protections from discrimination, harassment and hostile working environment), or concerning the interpretation, effect, termination, validity, performance and/or breach of this Agreement, shall be administered by the American Arbitration Association (the "*AAA*") under its Commercial Arbitration Rules and Mediation Procedures ("*Commercial Rules*"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be New York, New York. Except as may be required by law or to protect legal rights, neither a party nor the arbitrator may disclose the existence, content, or results of any arbitration without the prior written consent of the other parties. BY AGREEING TO THIS BINDING ARBITRATION PROVISION, THE PARTIES UNDERSTAND THAT THEY ARE WAIVING CERTAIN RIGHTS AND PROTECTIONS THAT MAY OTHERWISE BE AVAILABLE IF A CLAIM BETWEEN THE PARTIES WERE DETERMINED BY LITIGATION IN COURT, INCLUDING, WITHOUT LIMITATION, THE RIGHT TO

SEEK OR OBTAIN CERTAIN TYPES OF DAMAGES PRECLUDED BY THIS PARAGRAPH, THE RIGHT TO A JURY TRIAL, CERTAIN RIGHTS OF APPEAL, AND A RIGHT TO INVOKE FORMAL RULES OF PROCEDURE AND EVIDENCE. BY AGREEING TO THIS BINDING ARBITRATION PROVISION, PARTIES WILL NOT BE DEEMED TO WAIVE THE COMPANY'S COMPLIANCE WITH THE FEDERAL SECURITIES LAWS AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER. The arbitrator shall: (a) have the authority to compel adequate discovery for the resolution of the dispute and to award such relief as would otherwise be available under applicable law in a court proceeding; and (b) issue a written statement signed by the arbitrator regarding the disposition of each claim and the relief, if any, awarded as to each claim, the reasons for the award, and the arbitrator's essential findings and conclusions on which the award is based.

Section 11.14   Equitable Remedies. Each party hereto acknowledges that a breach or threatened breach by such party of any of its obligations under this Agreement would give rise to irreparable harm to the other parties, for which monetary damages would not be an adequate remedy, and hereby agrees that in the event of a breach or a threatened breach by such party of any such obligations, each of the other parties hereto shall, in addition to any and all other rights and remedies that may be available to them in respect of such breach, be entitled to equitable relief, including a temporary restraining order, an injunction, specific performance and any other relief that may be available from a court of competent jurisdiction (without any requirement to post bond).

Section 11.15   Attorneys' Fees. In the event that any party hereto institutes any legal suit, action or proceeding, including arbitration, against another party in respect of a matter arising out of or relating to this Agreement, the prevailing party in the suit, action or proceeding shall be entitled to receive, in addition to all other damages to which it may be entitled, the costs incurred by such party in conducting the suit, action or proceeding, including reasonable attorneys' fees and expenses and arbitration costs.

Section 11.16   Remedies Cumulative. The rights and remedies under this Agreement are cumulative and are in addition to and not in substitution for any other rights and remedies available at law or in equity or otherwise, except to the extent expressly provided in Section 7.02 to the contrary.

Section 11.17   Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, e-mail or other means of Electronic Transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

Section 11.18   Independent Counsel. Each Member has read this Agreement and acknowledges that:

(a)   Counsel for the Company prepared this Agreement on behalf of the Company;

(b)   Such Member has been advised that a conflict may exist between such Member's interests, the interests of the other Members, and/or the interests of the Company;

(c)   This Agreement may have significant legal, financial, and/or tax consequences to such Member;

(d)   None of the Company, the Manager, or any of its respective Affiliates or Representatives (including counsel) makes or has made any representations to such Member regarding such consequences; and

(e)   Such Member has been advised to seek, and has had the full opportunity to seek, the advice of independent counsel and tax or other advisors regarding such consequences.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

COMPANY:

LUCIANO MEDIA ISSUER LLC, a Delaware limited liability company

By: Its Manager, Luciano Media LLC,
a Delaware limited liability company

By: _Nicholas Luciano_
C3F50633135F4EF...
Name: Nicholas Luciano
Title: Manager

MANAGER:

LUCIANO MEDIA LLC,
a Delaware limited liability company

By: _Nicholas Luciano_
C3F50633135F4EF...
Name: Nicholas Luciano
Title: Manager

CLASS B MEMBER:

LUCIANO MEDIA LLC,
a Delaware limited liability company

By: _Nicholas Luciano_
C3F50633135F4EF...
Name: Nicholas Luciano
Title: Manager

Luciano Media Issuer LLC
LIMITED LIABILITY COMPANY
OPERATING AGREEMENT

       Reference is hereby made to the Operating Agreement of Luciano Media Issuer LLC, dated June 17, 2025, as amended from time to time (the "***Agreement***"), among its Members, Manager and Luciano Media Issuer LLC, organized under the laws of Delaware (the "***Company***"). The undersigned ("***New Member***") hereby acknowledges it has received and reviewed a complete copy of the Agreement and agrees that upon execution of this Joinder Agreement, it shall become a party to the Agreement and shall be fully bound by, and subject to, all of the covenants, terms, and conditions of the Operating Agreement as though an original party thereto and shall be deemed, and is hereby admitted as, a Member for all purposes thereof and entitled to all the rights incidental thereto. Capitalized terms used herein without definition shall have the meanings ascribed thereto in the Operating Agreement.

       IN WITNESS WHEREOF, the undersigned has executed this Agreement as of the _____.

NEW MEMBER:

For Individuals:

_____
Signature of Investor

Print Name:_____

For Investors other than Individuals:

_____
Legal Name of Investor

_____
Authorized Signature

By:_____

Title:_____

AGREED AND ACCEPTED:

    COMPANY:

    LUCIANO MEDIA ISSUER LLC,
    a Delaware limited liability company

    By: Its Manager, Luciano Media LLC,
    a Delaware limited liability company

    By:_____
    Name: Nicholas Luciano
    Title: Manager

SCHEDULE A
MEMBERS SCHEDULE

Member Name and Address	Class of Membership Interest	Membership Interest (#Units)	Class Percentage Interest
Luciano Media LLC 1315 Brannon Bridge Circle Millsap, Texas, 76066	CLASS B	100	100%
[MEMBER NAME AND ADDRESS]	[CLASS A]	[# UNITS]	[PERCENTAGE]
Total:		#	100%

Schedule A: Members Schedule

PLEDGE AND PURCHASE OPTION AGREEMENT

Effective Date: June 25, 2025

This Pledge and Purchase Option Agreement (this "*Agreement*") is entered into by and among **Luciano Media Issuer LLC**, a Delaware limited liability company ("*Issuer*"), **Luciano Media LLC**, a Texas limited liability company ("**Company**"), and Nicholas Luciano ("*Founder*").

WHEREAS, Issuer has engaged Crowdsurf Funding Portal LLC, the SEC-registered funding portal through which Issuer may raise capital under Regulation Crowdfunding ("*Crowdsurf*") to potentially serve as an intermediary in connection with the Issuer's offering of securities under Regulation Crowdfunding, wherein investors are issued units representing their indirect interests in certain Payment Obligation Rights (the "*Offering*"), and Company seeks to grant Issuer the exclusive right to conduct such Offering;

WHEREAS, as the date hereof, Founder owns the intellectual property and other non-cash assets listed on Exhibit A attached hereto (collectively, the "*Assigned Assets*");

WHEREAS, Founder provides services and holds intellectual property through the Company, a loan-out company, which is solely owned and controlled by Founder, and through which Founder will assign and contribute certain rights and economic interests to enable third-party participation in Founder's commercial activities;

WHEREAS, Founder desires to make certain commitments to the Company as provided in Section 3 of this Agreement (the "*Pledge*");

WHEREAS, Company seeks to grant to Issuer an exclusive option (the "*Option*") to acquire up to the Maximum Revenue Percentage as set forth in Exhibit C herein, which Option shall be deemed exercised upon the satisfaction of the Target Offering Amount and may be exercised across multiple closings of the Offering, if applicable; and

WHEREAS, subject to satisfaction of the Target Offering Amount, Issuer will issue units of membership interest (each a "*Unit*" and collectively the "*Payment Obligation Rights*") to third-party accredited and non-accredited investors ("**Investors**") via the Crowdsurf website (the "*Site*"), which will entitle Investors to indirectly participate in the Maximum Revenue Percentage as set forth herein;

NOW, THEREFORE, in consideration of the mutual promises and covenants herein, the parties agree as follows:

1.   CONTRIBUTION

Founder hereby contributes, transfers, assigns, conveys, grants and sets over to the Company and its successors and assigns forever, and the Company hereby accepts and acquires from Founder for itself and its successors and assigns forever, all of Founder's rights, titles and interests, in and to the Assigned Assets, including any and all goodwill related to the Assigned Assets, in each case free and clear of any and all liens and encumbrances. The parties acknowledge and agree that no liabilities of Founder are assumed in connection with the assignment of the Assigned Assets.

2.   CESSATION OF USE

Upon execution of this Agreement by the parties hereto, Founder shall cease any further use of the Assigned Assets (other than on behalf of the Company and/or its subsidiaries). Founder covenants that Founder shall not, and Founder shall cause its affiliates (other than the Company and its subsidiaries) not to, at any time in the future, directly or indirectly, (x) use in any manner or seek

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to register for his/her benefit or a third party any of the Assigned Assets, or (y) contest or oppose, or assist any third party to contest or oppose, in any forum the Company's rights, titles and/or interests in any Assigned Assets.

3.   PLEDGE

    a.   Founder hereby acknowledges and agrees that beginning on the Effective Date and ending on the fifteen (15) year anniversary of the Effective Date (the "***Term***") and subject to the provisions of Section 3(b) below, Founder shall use commercially reasonable efforts to:

        i.   cause all direct compensation earned and/or received by Founder or the Company, as Founder's loan-out entity, during the Term in consideration for providing services to "***Founder Start-ups***"—meaning any entities formed or incorporated by Founder during the Term in which Founder is involved in providing services or receiving compensation (but expressly excluding any entity formed or incorporated prior to the Effective Date or after the expiration of the Term)— or from "***Additional Qualified Activities***"—meaning activities undertaken by Founder during the Term that generate direct compensation and that are not excluded pursuant to Section 3(b), and which are distinct from Founder's personal activities, such as charitable involvement, personal social media, and management of pre-existing personal wealth—to be assigned, transferred and/or conveyed to the Company as soon as reasonably practicable following receipt thereof. For avoidance of doubt, such compensation shall include, but not be limited to, salary, performance bonuses, commissions, grants of equity, success fees and/or interests in and proceeds from a liquidity participation or similar plan, and revenue derived from advisory work, creator activities, brand deals, digital content, paid memberships, product sales, and other forms of monetized work;

        ii.   cause all Qualified Investments made during the Term to be assigned, transferred and/or conveyed to the Company as soon as reasonably practicable following receipt thereof; and

        iii.   cause all proceeds received by Founder as sale consideration from a Qualified Sale of a Founder Start-up or a Qualified Investment to be assigned, transferred and/or conveyed to the Company as soon as reasonably practicable following such Qualified Sale (together and collectively, the "***Pledged Interests***").

    b.   Notwithstanding anything to the contrary in this Agreement, the obligations of Founder set forth in Section 3(a) shall not apply to:

        i.   compensation, earnings and other proceeds from Founder's commercial activities other than Founder Start-ups and Additional Qualified Activities;

        ii.   taxes of any nature owing by Founder in respect of any of the compensation, Qualified Investments or proceeds, the liability for which is not assumed by the Company;

        iii.   Founder's involvement with charitable foundations, charitable trusts and other nonprofit organizations;

        iv.   Founder's existing (as of the date of this Agreement) assets/wealth and any assets derived therefrom, including compensation, earnings and other proceeds resulting from being an employee, director and/or shareholder of the Company, including cash compensation, dividends, and consideration received in connection with sale of shares of the Company by Founder, other than any Assigned Assets contributed to the Company.

        v.   Founder reserves the right to invest and grow Founder's existing personal wealth, and receive proceeds therefrom independently of the Company through passive investments in:

            1.   real estate;

            2.   any class of capital stock or other ownership interest of any entity if such securities are publicly traded and listed on any national exchange at the time of such investment (for avoidance of doubt, excluding any Founder Start-ups);

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3. investment companies within the meaning of Section 3(a) of the United States Investment Company Act of 1940, as amended (the "***Investment Company Act***") or an entity that would be an "investment company" but for the exception provided for in Section 3(c)(l) or Section 3(c)(7) of the Investment Company Act.

vi. activities and/or assets of Founder set forth on Exhibit B hereto.

c. The following terms used in this Section 3 shall be construed to have the meanings set forth or referenced below:

i. "***Qualified Investments***" means equity or equity-linked securities, convertible promissory notes, SAFEs or similar convertible instruments and other securities of a privately held third party entity other than a Founder Start-up.

ii. "***Qualified Sale***" means (i) a transaction or series of transactions with a third party on an arm's length basis (including by way of merger, consolidation or sale of equity securities to a third party by one or more stockholders), the result of which is that the holders of the selling entity's voting securities immediately prior to such transaction or series of transactions own less than a majority of the combined voting power of the outstanding voting securities of such seller entity or the surviving or resulting entity, as the case may be, following the transaction or series of transactions, (ii) a sale, lease, transfer, exclusive license or other disposition in a single transaction or series of related transactions, by the selling entity or any subsidiary thereof of all or substantially all of the assets of the selling entity and its subsidiaries taken as a whole or the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the selling entity if substantially all of the assets of the selling entity and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of such selling entity or (iii) an initial public offering of an entity's securities.

iii. For avoidance of doubt, no activity shall be deemed an Additional Qualified Activity if entirely performed at any time prior to the commencement or following the expiration of the Term, and no entity shall be deemed to be a Founder Start-up if the date of such entity's formation or incorporation, as the case may be, is prior to the commencement or following the expiration of the Term.

d. Notwithstanding herein to the contrary, Founder shall not be obligated to participate in, or be employed by, Founder Start-ups, or to participate in Additional Qualified Activities at any time during the Term.

4. OPTION STRUCTURE AND EXERCISE

a. The Company hereby grants to Issuer an exclusive, irrevocable option (the "***Option***") to receive, acquire, and enforce an interest in all assets, payments, and economic interests assigned, transferred, or otherwise conveyed to the Company by Founder pursuant to Section 3 of this Agreement (the "***Revenue Percentage***") of up to ten percent (10%) (the "***Maximum Revenue Percentage***") . The specific percentage conveyed to Issuer shall be determined based on the total capital raised in the Offering.

b. The Option shall be deemed exercised, in whole or in part, as the case may be, at each closing of the Offering, only upon reaching the Target Offering Amount.

c. If and when the Target Offering Amount is satisfied, the Company shall irrevocably assign, grant, and convey to Issuer an undivided fractional interest in the Revenue Percentage, up to the Maximum Revenue Percentage.

d. The Revenue Percentage conveyed to Issuer at each such closing shall be calculated on a pro rata basis relative to the total capital raised in the Offering, or the total incremental amount raised since the prior closing of the Offering, up to a total, aggregate maximum of ten percent (10%) (e.g., if the Offering raises $70,000 and the maximum contemplated raise is $140,000, Issuer would be entitled to five percent (5%) of the Pledged Interests or 50% of the maximum 10% interest). See Exhibit C for more details.

e. The Issuer's Revenue Percentage shall be applied on a quarterly basis to all amounts received by the Company that fall within the scope of the Pledged Interests, and Issuer shall be entitled to receive its pro rata share accordingly. All amounts received by Issuer pursuant to this Option shall be distributed to Investors in accordance with the Issuer's operating agreement and applicable SEC Form C.

f. The Company shall take all reasonable steps to facilitate the Issuer's enforcement and receipt of its share of the Pledged Interests, including providing information necessary for tracking, verification, and distribution.

g. For the avoidance of doubt, the Option shall remain in effect and enforceable for the duration of the Term and until all Pledged Interests have been fully realized and distributed.

h. For the avoidance of doubt, the Pledged Interests shall include any substitute, successor, or economically equivalent consideration received in respect of assets originally pledged under Section 3, whether in the form of cash, equity, or other property.

i. Notwithstanding anything to the contrary herein, Issuer shall only be entitled to receive distributions in any calendar year if the Company receives at least **US $60,000** in aggregate gross receipts attributable to the Pledged Interests during such year (the "***Annual Minimum Revenue Threshold***"). If the Annual Minimum Revenue Threshold is not met in a given year, no distributions shall be owed to Issuer or Investors for that year, and such amounts shall not carry over into subsequent years.

j. Founder shall not take any action, directly or indirectly, to circumvent the spirit or structure of this Agreement, including by transferring any monies or receivables or rights thereto to a third party or affiliated entity for the purpose of avoiding inclusion as Pledged Interests.

5. MUTUAL REPRESENTATIONS AND WARRANTIES

Each of the parties to this Agreement hereby represents and warrants to each of the other parties that, as of the date hereof:

a. Such party has all requisite legal power and authority to execute and deliver this Agreement, to perform its obligations hereunder, and to consummate the transactions contemplated hereby.

b. The execution and delivery of this Agreement by such party and the consummation of the transactions contemplated hereby do not require any further authorization, approval, or notice by or to any third party, except for those that have already been obtained and are in full force and effect, or notices that have been duly given.

c. This Agreement has been dully and validly executed and delivered by such party and constitutes the legal, valid, and binding obligation of such party, enforceable against such party in accordance with its terms, except as such enforcement may be limited by

applicable bankruptcy, insolvency, reorganization, moratorium, or similar laws affecting creditors' rights generally and by general principles of equity.

6.   REPRESENTATIONS AND WARRANTIES OF THE FOUNDER

Founder further represents and warrants to the Company and Issuer as follows:

a.   Founder has good and marketable title to each of the Assigned Assets, free and clear of all charges, claims, community property interests, conditions, equitable interests, liens, options, pledges, security interests, rights of first refusal, or other restrictions of any kind.

b.   The execution, delivery, and performance of this Agreement by Founder, and the consummation of the transactions contemplated hereby, do not and will not (with or without notice or lapse of time): (i) conflict with or violate any contract to which Founder is a party or by which any of Founder's assets are bound; (ii) conflict with or violate any license, franchise, permit, or similar authorization held by Founder; or (iii) violate any judgment, order, decree, statute, law, ordinance, rule, or regulation applicable to Founder.

c.   Founder has all necessary legal power and authority to assign and transfer each of the Assigned Assets; (ii) Founder has not used any Assigned Assets for any illegal purpose; (iii) to the best of Founder's knowledge, none of the Assigned Assets infringes the rights of any third party; and (iv) Founder has not assigned any right in any Assigned Assets to any other person or entity and is not aware of any claim against or third-party interest in any of the Assigned Assets.

d.   Founder acknowledges that the Company is a loan-out entity through which Founder operates, and that all services provided under this Agreement shall be provided through the Company unless otherwise agreed in writing. Founder further represents that the Company is in good standing under the laws of its formation and is solely owned and controlled by Founder.

7.   REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to Founder and Issuer as follows:

a.   The Company is duly organized, validly existing, and in good standing under the laws of its jurisdiction of formation, and there are no proceedings or actions pending to limit or impair any of its powers, rights, or privileges.

b.   A true and complete copy of the Company's organizational documents (including, as applicable its certificate of formation or incorporation and limited liability company agreement or bylaws), in effect as of the date hereof, has been delivered to Founder and Issuer.

c.   The Company is a loan-out entity established for the purpose of facilitating Founder's professional and commercial services and holds all rights, title, and interest in the Assigned Assets and Pledged Interests as the employer of Founder.

8.   INVESTOR INFORMATION RIGHTS AND FINANCIAL DISCLOSURES

a.   Issuer shall provide Investors, via the Platform or direct electronic access, with the following on a quarterly and annual basis:

<ol type="i">
income statement (profit and loss);
balance sheet;
statement of cash flows; and
management commentary or updates, including major business milestones, partnership developments, key revenue drivers, and material challenges.

b. In addition to financials, Issuer will make available via electronic access the following:

<ol type="i">
a summary of revenue received and distributed per quarter;
breakdown of business income by revenue stream (e.g., brand deals, content revenue, product sales);
material contracts or commercial agreements executed by the Founder during the Term; and
tax documentation as necessary for investor tax preparation (e.g., Form 1099, as applicable).

c. Investors shall have the right, through a designated representative, to audit the Company's financial records and revenue sources related to the Pledged Interests at any time during the Term. Such audit may be conducted for the purposes of verifying reported revenue, ensuring compliance with the Revenue Percentage mechanics, or enforcing distribution obligations. Investors shall be notified in writing if and when such an audit is conducted.

d. Investors shall receive at least two (2) written updates per calendar year, each covering:

<ol type="i">
revenue performance versus prior periods;
new business activities undertaken by the Creator or the Company; and
Term progress, achievement of key milestones, and forward-looking plans.

e. If the Issuer fails to make required payments or provide required financial disclosures or updates pursuant to this Section 8, Investors shall have the right to take reasonable actions to enforce the terms of this Agreement, including, without limitation, seeking legal or equitable relief. The Company shall cooperate in good faith with any such enforcement efforts.

9. INDEMNIFICATION

a. Each party (the "***Indemnifying Party***") will at all times indemnify and hold harmless the other party or parties to this Agreement, and each of their respective equity holders, officers, directors, employees, contractors, partners, agents, representatives, affiliates, parent, subsidiaries, licensees, assigns and designees, and any person or party claiming under any of the foregoing (collectively, the "***Indemnified Parties***"), from and against any and all claims, damages, liabilities, costs and expenses, including, without limitation, reasonable counsel fees, arising out of: (i) the Indemnifying Party's breach of this Agreement; (ii) the Indemnifying Party's gross negligence, willful misconduct, or fraud; or (iii) any claim or allegation of infringement of any intellectual property involving or relating to content referenced herein.

b. The Indemnified Party shall promptly provide written notice to any Indemnifying Party of any claim or litigation to which the indemnity set forth above applies and the Indemnified Party's failure to provide such written notice shall not relieve the Indemnifying party's obligations herein. The Indemnifying Party shall have the right to control and direct the investigation, defense, and settlement of any claims; however, the Indemnifying Party shall

not enter into any settlement or resolution of any claim, without the Indemnified Parties' express, prior written consent, which shall not be unreasonably withheld, delayed, or conditioned.

c. To the extent Company and/or Founder has or in the future obtains any general liability, errors and omissions or other insurance policies that may relate to this Agreement or the indemnification obligations set forth herein, then, as the case may be, Company and/or Founder shall name the Issuer and each party that Issuer has an indemnification obligation to, including but not limited to Crowdsurf as additional insureds on all such policies and promptly send the Issuer written certificates evidencing the same; provided, that, (i) all those insurance policies obtained at any time following the Effective Date shall be procured by and issued in the name of Company and not Founder personally and (ii) with respect to those policies obtained prior to the Effective Date that are in the name of Founder personally, Company shall cause Founder to assign each of such policies to Company in a form and manner satisfactory to Issuer (or if such assignment is not possible or applicable by the nature or terms of any such policy, then Company shall (and shall cause Founder to) obtain a comparable new replacement policy directly in the name of Company and not Founder personally).

10. COOPERATION IN TRANSFERRING ASSIGNED ASSETS

a. Each party hereby covenants and agrees that, at any time and from time to time after the date hereof, at the request of the other party, it will (a) promptly and duly execute and deliver, or cause to be executed and delivered to the other party, all such further documents and instruments, and (b) take any and all such other and further actions, in each case as may be requested by the other party, to more fully evidence, perfect, vest and/or confirm the transfer, assignment and sale of all rights, title and interests of Founder in, to and under the Assigned Assets, together with all goodwill related to the Assigned Assets, to the Company and its successors and assigns forever in each and every jurisdiction worldwide.

11. ENTIRE AGREEMENT

a. This Agreement contains the entire agreement among the parties with respect to the matters contemplated by this Agreement and supersedes all prior agreements or understandings between the parties with respect to the matters contemplated by this Agreement.

12. BENEFITS OF AGREEMENT

a. This Agreement is solely for the benefit of the parties hereto and their respective successors and permitted assigns, and not for the benefit of any other party.

13. AMENDMENTS AND WAIVERS

a. No modification, amendment or waiver of any provision of, or consent required by this Agreement, nor any consent to any departure therefrom, shall be effective unless it is in writing and signed by the parties hereto. Such modification, amendment, waiver or consent shall be effective only in the specific instance and for the purpose for which it is given.

14. SEVERABILITY

a. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable law, such provision shall be ineffective

only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement.

15. ASSIGNMENT

    a. This Agreement and the respective rights and obligations of the parties hereunder shall not be assignable or transferable by any party hereto without the prior written consent of the other party; provided, that, for the avoidance of doubt, nothing in this Agreement shall restrict or limit the Company's right and sole discretion to further sell, assign, pledge, transfer, encumber or dispose of all or any portion of the Assigned Assets or any and all of its rights, titles and/or interests therein. Any instrument purporting to make an assignment in violation of this Section 11 shall be void. All covenants, agreements, representations, warranties and undertakings in this Agreement made by and on behalf of any party hereto shall bind and inure to the benefit of the successors and permitted assigns of such party with respect to this Agreement.

16. GOVERNING LAW

    a. It is the intention of the parties that the laws of the State of Delaware (without regard to conflict of laws principles thereof) shall govern the validity of this Agreement, the construction of its terms and the interpretation of the rights and duties of the parties hereunder.

17. CONSENT TO EXCLUSIVE JURISDICTION. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY AND UNCONDITIONALLY SUBMITS TO THE JURISDICTION OF ANY FEDERAL COURT OR STATE COURT SITTING IN LOS ANGELES COUNTY, CALIFORNIA AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY SHALL BE LITIGATED EXCLUSIVELY IN SUCH COURTS (OTHER THAN APPEALS FROM, OR ACTIONS OR PROCEEDINGS TO ENFORCE IN OTHER JURISDICTIONS, ORDERS, JUDGMENTS OR DECREES RENDERED BY SUCH COURTS). EACH OF THE PARTIES HERETO AGREES NOT TO COMMENCE ANY LEGAL PROCEEDING RELATED HERETO EXCEPT IN SUCH COURTS (OTHER THAN APPEALS FROM, OR ACTIONS OR PROCEEDINGS TO ENFORCE IN OTHER JURISDICTIONS, ANY ORDERS, JUDGMENTS OR DECREES RENDERED BY SUCH COURTS). EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY OBJECTION WHICH IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF THE VENUE OF ANY SUCH PROCEEDING IN ANY SUCH COURT AND HEREBY FURTHER IRREVOCABLY AND UNCONDITIONALLY WAIVES AND AGREES NOT TO PLEAD OR CLAIM IN ANY SUCH COURT THAT ANY SUCH ACTION, SUIT OR PROCEEDING BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM. EACH OF THE PARTIES HERETO CONSENTS TO PROCESS BEING SERVED IN SUCH ACTION OR PROCEEDING BY MAILING A COPY THEREOF BY REGISTERED OR CERTIFIED MAIL OR BY ANY OTHER MEANS FOR SERVICE OF PROCESS PERMITTED BY APPLICABLE LAW.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have executed this Pledge and Purchase Option Agreement as of the date first written above.

ISSUER:

LUCIANO MEDIA ISSUER LLC,
a Delaware limited liability company

By: its Manager, Luciano Media LLC,
a Delaware limited liability company

By: _Nicholas Luciano_
Name: Nicholas Luciano
Title: Manager

COMPANY:

LUCIANO MEDIA LLC,
a Delaware limited liability company

By: _Nicholas Luciano_
Name: Nicholas Luciano
Title: Manager

FOUNDER:

Nicholas Luciano
Nicholas Luciano

EXHIBIT A – ASSIGNED ASSETS

None

EXHIBIT B – EXCLUDED ACTIVITIES AND ASSETS

None

EXHIBIT C – OFFERING DETAILS

Key Terms:

Maximum Offering Amount: $140,000
Target Offering Amount: $35,000
Maximum Revenue Percentage: 10.00%
Annual Minimum Revenue Threshold: $60,000
Revenue Percentage Mechanics:

The Revenue Percentage conveyed to Issuer at each closing of the Offering shall be calculated on a pro rata basis relative to the total capital raised in the Offering, or the total incremental amount raised since the prior closing of the Offering, up to the Maximum Revenue Percentage, and shall be determined by the following formula:

(Total Capital Raised ÷ Maximum Offering Amount) × Maximum Revenue Percentage

For example:
- If $35,000 is raised (the Target Offering Amount), Issuer is assigned a **2.50%** Revenue Percentage.
- If $70,000 is raised, Issuer is assigned a **5.00%** Revenue Percentage.
- If $140,000 is raised, Issuer is assigned a **10.00%** Revenue Percentage.

Note: "Total Capital Raised" is non-cumulative. In the scenario of multiple closings, only the incremental total capital raised will be considered.

For example:
- If $35,000 is raised in the first closing, the Issuer is assigned a 2.50% Revenue Percentage.
- If an additional $35,000 is raised in the second closing, the Issuer is assigned an additional 2.5% Revenue Percentage.
- If no further capital is raised, the Issuer will hold a 5% Revenue Percentage.

Note also: If the Target Offering Amount ($35,000) is not met before the Offering deadline, the Option shall not be exercised, and this Agreement shall terminate with no further effect.

EXHIBIT G

Video Transcript

Video Transcript is the same as the Testing the Waters transcript in Exhibit H.

EXHIBIT H

Testing the Waters Material

Nick Luciano TTW Screenshots + Testing The Waters Video Transcription



1:30

thenickluciano ● 55s   Follow

Guys something big is coming for this next phase of my career. What if I told you you would have the opportunity to invest in my career? Would that interest you?

Yes, I have seen you come this far

Nah, I hope you fail 👎

Send message...



2:51
◄ ChatGPT

thenickluciano ● 54s

Nick Luciano

$140k
10%
15 years

We are live for early access!! If you want to be a part of my business DM me the word "yes" and I will personally send you an invite. Let's go to the moon Team Luciano 💪

Send message...



7:17

thenickluciano ● 12m

Over 2,500 of yall said yes!! If you said yes; be on the lookout tomorrow for an invite to get early access to be a part of my business 💪

Send message...

crowdsurfxyz and thenickluciano   •••



INTRODUCING
NICK LUCIANO
TO THE CROWDSURF PLATFORM

ⓢ crowdsurf

View insights   **Boost post**

♡ 538   💬 15   ✈ 2   🔖

Liked by **jaredshult** and **others**
crowdsurfxyz COMING SOON: One of the internet's most

🏠   🔍   ⊕   ▶   ⓢ

Message going to people that were interested:



Testing The Waters Video Transcript: Testing the waters on Vimeo

Hey y'all, it's Nick Luciano! And today I'm excited to share something groundbreaking. It's a unique opportunity where you can actually invest in my creative journey and join my team as an investor. So how does this work? I've taken all of my revenue streams, merchandise, brand deals, anything, trader, anything. Luciano Western where it is all under one single LLC. So I'm looking for $140,000 in capital in exchange for 10% of the revenue rights to my LLC and everything that I create over the next 15 years. So this is your chance to own a piece of the journey right alongside with me. And I know it doesn't sound real, but it is. And here's the kicker. Anything created during that 15 year window, you as an investor, you will keep your revenue rights even after the term is over. So let me tell you a little bit about my career and where we're headed. I currently have four main streams of revenue. I have my main social media channels that have over 7 million followers combined between Luciano, myself and tratter house brand deals, merch sales. We're going to ramp up the podcast, and we also partner with country music artists to help market their songs.

And I know for a fact that we're at a major turning point in my career, and my main priority is to grow the Tratter house brand. And with these additional funds, I'll ramp up

content production, I'll increase visibility at events, will have bigger booths, will have better products. I can bring on a dedicated content team and take our podcast to the next level. And that's why I'm here. 2025 is going to set the stage for years to come, and right now we have a solid foundation, we have a solid group of people, but this year is about putting my foot on the gas and expanding what anybody thought was possible. So whether you decide to invest or not, I just want to say thank you for being here. Thank you for taking the time to watch this video and just supporting me. It truly means the world, and I'm excited for what's to come in this next chapter, and I cannot wait to share it with you all.